EXHIBIT 99.1

Notice of Meeting and

Management Proxy Circular

Annual Meeting of Teck Resources Limited

to be held on April 25, 2024

Dear Shareholders:

On behalf of our board of directors and management, we are pleased to invite you to attend the annual meeting of shareholders of Teck Resources Limited on Thursday, April 25, 2024. At the upcoming annual meeting, you will be asked to consider matters relating to our usual annual business.

Further details about the business of the meeting are contained in the management information circular that follows. Please consider the information in the accompanying circular and ensure that you vote. Detailed instructions for how to submit your proxy or voting instructions or attend the meeting in person or virtually are on page 4 of the circular.

We would like to thank Mike Ashar, Masaru Tani, Quan Chong, and Harry “Red” Conger, IV, each of whom retired from the Board in 2023, and Tracey McVicar and Yoshihiro Sagawa, who are not standing for re-election, for their contributions to Teck during their tenures.

We thank you for your continued support of Teck and urge you to vote.

“Sheila A. Murray”	“Jonathan H. Price”

Sheila A. Murray	Jonathan H. Price
Chair of the Board	President and Chief Executive Officer

Notice of Annual Meeting of Shareholders

of Teck Resources Limited

When:	Where:
April 25, 2024, 12:00 p.m. (Pacific Time)	Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia And virtually at: https://virtual-meetings.tsxtrust.com/1592

At the Annual Meeting of shareholders (the “Meeting”) of Teck Resources Limited (“Teck”), shareholders of Teck (“Shareholders”) will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2023 and the auditor’s report thereon;
2)	elect 10 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor of Teck;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and
5)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the accompanying management proxy circular (the “Circular”), which also has information on voting and about our directors, corporate governance, and compensation.

You have the right to vote at the Meeting if you were a Shareholder as of the close of business on March 4, 2024.

Your vote is important. All Shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 12:00 p.m. (Pacific Time) on April 23, 2024 (the “Proxy Deadline”). See “Information about Voting” for detailed voting instructions for registered and non-registered Shareholders.

Meeting Attendance

The Meeting will be held at the Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and online at https://virtual-meetings.tsxtrust.com/1592. To virtually participate in the Meeting, Shareholders will need to log in using the control number included on your proxy form and the passcode “teck2024” (case sensitive). The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, submit questions, and vote on the business of the Meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy (the “Form of Proxy”), you will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form.

Have a question for the Board or management? Email corporate.secretary@Teck.com to submit it in advance.

Please note that only registered Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust Company with the required information so that TSX Trust Company can provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial Shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered Shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials. Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

Are you a registered shareholder and have questions about Notice-and-Access or want to obtain free paper copies?

Call:      1-888-433-6443 (from North America)

1-416-682-3801 (outside North America)

Email: tsxt-fulfilment@tmx.com

Are you a non-registered shareholder and want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call:      1-877-907-7643 or 1-844-916-0609

(from North America)

1-303-562-9305 (outside North America)

You will need the control number from your voting instruction form.

Not sure if you’re a registered shareholder?

See page 4 of the Circular for more information.

The Circular, proxy, and Teck’s 2023 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.SEDAR+plus.ca and www.sec.gov/edgar.

Any meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Teck before the Meeting or by the Chair at the Meeting.

Please refer to the accompanying Circular for further information regarding completion and use of the Form of Proxy and voting instruction form and other information about the Meeting.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting. Visit www.Teck.com/reports for more information.

By order of the Board of Directors, “Amanda R. Robinson” Amanda R. Robinson Vice President, Legal and Corporate Secretary March 4, 2024

Interested in learning about Teck’s Sustainability practices?

You can find our 2023 Sustainability Report, most recent TCFD-aligned report, and report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act at www.Teck.com/reports.

Executive Summary

2023 Performance Highlights

Teck had a transformational year in 2023, during which we substantially completed the construction of the QB2 project in Chile and advanced commissioning and ramp up in addition to announcing the sale of our steelmaking coal business in November 2023. These two advances will be catalysts to re-focus Teck as a Canadian-based critical minerals champion with an extensive portfolio of copper growth projects, while ensuring that Teck is well-capitalized and able to realize value from its base metals business, deliver strong returns to shareholders and maintain a robust balance sheet.

Achieved substantial completion of construction and commissioning at our expanded Quebrada Blanca operations with ramp-up underway at year-end	Announced the sale of our steelmaking coal business, with a majority interest to be sold to Glencore plc at an implied enterprise value of US$9.0 billion and minority stakes sold to Nippon Steel Corporation and POSCO	Advanced our copper growth strategy through joint venture transactions at San Nicolás and NewRange
•	Our High Potential Injury Frequency rate remained low at 0.14, but higher than our record performance in 2022; in response, we have investigated each incident, shared learnings across the organization, and enhanced safety standards focused on managing high-potential risk and related critical controls
•	Adjusted EBITDA[1] was $6.4 billion, driven by robust steelmaking coal and copper prices and higher steelmaking coal sales volumes
•	Profit from continuing operations before taxes was $3.9 billion
•	Adjusted profit attributable to shareholders[1] was $2.7 billion or $5.23 per share
•	Profit from continuing operations attributable to shareholders was $2.4 billion or $4.70 per share for the year
•	Our liquidity remained strong at $6.0 billion as at December 31, 2023, including $744 million of cash
•	We returned a total of $765 million to shareholders in 2023 through $250 million of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $515 million through dividends
•	On November 13, 2023, we announced a transformational transaction to further focus our portfolio on base metals and copper growth, with the sale of our steelmaking coal business, Elk Valley Resources (referred to as EVR); a majority stake in EVR will be sold to Glencore plc (“Glencore”) at an implied enterprise value of US$9.0 billion and a minority stake was sold to Nippon Steel Corporation (“NSC”) and POSCO on January 3, 2024
•	Regarding the QB2 project, construction of the molybdenum plant was substantially complete at the end of 2023 and commissioning was well underway; ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024; additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024
•	We continued to advance our copper growth portfolio with completion of the feasibility study at our HVC Mine Life Extension project and are further progressing the feasibility studies at our San Nicolás and Zafranal projects
•	We completed the sales of our interests in the Fort Hills Energy Limited Partnership (“Fort Hills”) and the Quintette steelmaking coal mine (“Quintette”)
•	We announced agreements with NORDEN and Oldendorff Carriers intended to reduce steelmaking coal supply chain CO2 emissions
•	Our Quebrada Blanca and Carmen de Andacollo operations were awarded the Copper Mark in recognition of environmentally and socially responsible production practices; our Trail Operations became the first stand-alone zinc processing site globally to receive the Zinc Mark in 2023 and, in February 2024, our Red Dog Operations was also awarded the Zinc Mark
•	We were named to the Dow Jones Sustainability World Index for the 14th consecutive year and recognized as one of the 2023 Global 100 Most Sustainable Corporations by Corporate Knights for the fifth straight year
[1]	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2024 Outlook

In 2024, Teck will focus on progressing the ramp-up of QB, completing the sale of our steelmaking coal business unit and advancing our strategic priorities, including advancing our copper growth portfolio. Teck is positioned to continue growing as a Canadian-based global critical minerals champion, providing the metals essential to the energy transition, and will continue to focus on driving growth, value creation and resilience, built on a foundation of stakeholder trust and a commitment to excellence in everything we do.

2023 Governance Highlights

Teck is committed to maintaining best practices in corporate governance. In 2023, we implemented a six-year sunset on our dual class share structure. We also continued to refine our approach to governance, including adopting a new enterprise risk management policy and refreshing Teck’s approach to enterprise risk management. The Board continued to implement recommendations from the 2022 external governance review to streamline and enhance Board and Committee processes, allowing the Board to focus on key risks and emerging strategic priorities. The Board also undertook succession planning activities, welcoming a new independent director in 2023. Each nominee has been proposed for nomination with reference to the skills determined by the Board to be required at this time.

A list of our key governance practices is below and further details can be found under Information about Corporate Governance, beginning on page 17.

		Pg.			Pg.			Pg.
✓	Annual individual election of directors with majority voting	8	✓	Board Diversity Policy with a target of no one gender comprising >70% of the Board	28	✓	Mandatory minimum share ownership for directors	16
✓	Independent Chair	22	✓	30% female directors, 10% directors who are members of a visible minority, and 10% directors who are persons with a disability	8	✓	No options granted to non-executive directors	15
✓	Committees are 100% independent directors	22
✓	In camera sessions at each Board and committee meeting	22	✓	Annual Board, Chair, committee, and director evaluations	23	✓	Independent director term limit	22
✓	Written Code of Ethics	24	✓	Board education and orientation program	29	✓	Average director tenure of 6.2 years	8
✓	Robust whistleblower practices	24	✓	Robust anti-bribery and corruption compliance program	24	✓	Director Overboarding Policy	24
✓	No board interlocks	24	✓	Refreshed enterprise risk management program	25

2023 Executive Compensation Highlights

Teck’s executive compensation programs are focused on paying for performance and alignment with the shareholder experience. In 2023, we focused on examining our pay practices and our disclosure, revising our long term incentives, and soliciting feedback from our shareholders regarding changes to our approach to compensation.

A list of our key compensation practices is below and further details can be found under Information about Executive Compensation, beginning on page 32.

		Pg.			Pg.			Pg.
✓	Annual Say on Pay vote and disclosure of detailed results by class	1	✓	Disciplined annual incentive plan rewards underlying business performance	39	✓	Annual incentive payments capped at 2x target	40
✓	Significant contingent pay, with 85% of CEO and 77% of other NEO compensation at-risk in 2023	39	✓	Compensation benchmarked against a size appropriate North American industry peer group	35	✓	Double-trigger severance and equity vesting on change of control	48
✓	Emphasis on equity-linked long-term incentives, including 50% performance-contingent share units	41	✓	Incentive compensation tied to strategic and business objectives	39	✓	Mandatory minimum share ownership for executives	35
✓	Compensation programs designed to mitigate undue risk-taking	34	✓	Compensation targets the market median	33	✓	Anti-hedging policy	25
✓	Annual compensation risk assessment	34	✓	Independent compensation consultant to the Board	34	✓	No option re-pricing	A1
						✓	Updated robust clawback policy	35

2023 Sustainability Highlights

Teck is committed to responsible resource development. We are focused on operating sustainably, ensuring the health and safety of our people, and building strong relationships with communities. Safety and sustainability matters, including climate change, are under the oversight of the Board’s Safety & Sustainability Committee, which reviews Teck’s sustainability strategy, progress against sustainability goals and targets, and related disclosure. In 2023, we published our 22nd annual Sustainability Report and our first report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act. These reports, along with our most recent report aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”), are available on our website at www.Teck.com/Reports.

Teck has been recognized as a leader in sustainability and responsible resource development in several indices and through awards for our sustainability and safety performance. A selection of Teck’s recent achievements is set out below and further details can be found under Information about Sustainability beginning on page 31.

•	Named to S&P Global SAM Corporate Sustainability Index (DJSI) for 14th consecutive years in 2023	•	Moody’s ESG Score of 69, above the mining and metals North America sector average of 44 (scores of 60 or above are considered advanced)	•	Named to the Bloomberg Gender-Equality Index for the 6th straight Year in 2023
•	Ranked “AA” by MSCI and included as a constituent of the MSCI World Leaders ESG index since 2015	•	Named one of Corporate Knights Best 50 Corporate Citizens in Canada for the 17th consecutive year in 2023	•	Named one of Canada’s Top 100 Employers and Top Employers for Young People by Mediacorp
•	Named one of Corporate Knights 2023 Global 100 Most Sustainable Corporations, for the 5th straight year	•	Listed on FTSE4Good Index in 2023, and was ranked in the top percentile for the basic resources sector	•	Assessed by Corporate Human Right Benchmark in 2023, ranked above the extractive industry average

INFORMATION ABOUT THE BUSINESS OF THE MEETING	1	INFORMATION ABOUT CORPORATE GOVERNANCE	17
Receipt of Financial Statements	1	Committee Reports	17
Election of Directors	1	Governance Highlights	22
Appointment of Auditor	1	Independence Determination	25
Advisory Resolution on Executive Compensation	1	Risk Oversight	25
GENERAL INFORMATION	3	Dual-Class Share Structure	26
Solicitation Of Proxies	3	Board Renewal	27
Quorum	3	Directors’ Skills and Experience	27
Voting Shares and Principal Holders of Voting Shares	3	Equity, Diversity, and Inclusion	28
Shareholder Proposals	3	Management Succession Planning	29
INFORMATION ABOUT VOTING	4	Orientation and Continuing Education of Directors	29
Who Can Vote	4	Shareholder Engagement	30
Matters to be Voted On	4	INFORMATION ABOUT SUSTAINABILITY	31
How to Vote	4	INFORMATION ABOUT EXECUTIVE COMPENSATION	32
Information about Proxy Voting	5	Compensation Discussion and Analysis	32
Notice to Shareholders in the United States	5	Performance Highlights for 2023	32
Forward-Looking Statements	6	Summary of 2023 Compensation Outcomes	32
Use of Non-GAAP Financial Measures and Ratios	7	Compensation Risk	34
Questions and Answers About the meeting	7	Share Ownership Guidelines	35
INFORMATION ABOUT THE DIRECTORS	8	Analysis of 2023 Compensation Results	42
Information about the Director Nominees	8	Summary of Total Compensation for NEOs	45
Director Profiles	8	Securities Authorized for Issuance Under Equity Compensation Plans	50
Shareholdings of Director Nominees	13	OTHER INFORMATION	51
INFORMATION ABOUT DIRECTOR COMPENSATION	14	Interest of Informed Persons in Material Transactions	51
Determining Director Compensation	14	Availability of Documents	51
Compensation Components	14
Directors’ Total Compensation	15	APPENDICES
Mandatory Shareholdings for Directors	16	EQUITY INCENTIVE PLANS	A-1
		BOARD MANDATE	B-1

INFORMATION ABOUT THE BUSINESS OF THE MEETING

At the Annual Meeting of shareholders of Teck Resources Limited (“Teck”) to be held on April 25, 2024 (including any postponement(s) or adjournment(s) thereof, the “Meeting”), shareholders of Teck (“Shareholders”) will be asked to consider and, if applicable, vote on the following items of business:

Receipt of Financial Statements

We will present Teck’s audited consolidated financial statements for the year ended December 31, 2023, together with the auditor’s report thereon. The financial statements are contained in our 2023 Annual Report (the “Annual Report”), which is available on Teck’s website at www.teck.com/reports and under Teck’s profile on www.SEDAR+plus.ca and www.sec.gov/edgar.

Election of Directors

Ten directors will be elected to serve on Teck’s board of directors (the “Board”) until the close of the next annual meeting or until their successors are elected or appointed. See “Election of Directors” for information about each of the nominated directors.

The Board recommends that you vote FOR each nominated director

Appointment of Auditor

The Board recommends the re-appointment of PricewaterhouseCoopers LLP as Teck’s auditor, with its remuneration to be set by the Board. For the years ended December 31, 2023 and 2022, we paid the external auditor fees as detailed below:

	Year Ended 2023 ($000)	Year Ended 2022 ($000)
Audit Services(1)	6,760	5,817
Audit-Related Services(2)	2,243	1,101
Tax Fees(3)	82	264
All Other Fees(4)	1,454	686
(1)	Includes services that are provided by Teck’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, pension plan and special purpose audits.
(3)	Fees are for corporate and international expatriate tax services.
(4)	Amounts relate to a number of projects, including greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.

The independence of the external auditor is monitored by the Audit Committee as part of a robust governance framework, which includes requirements for rotation of the lead audit partner and the auditor’s own internal independence procedures. The lead audit partner was last rotated in 2023.

The Board recommends that you vote FOR PricewaterhouseCoopers LLP

Advisory Resolution on Executive Compensation

To provide Shareholders with an opportunity to have a “say on pay”, Teck has held a vote on a non-binding advisory resolution on our approach to executive compensation since 2011. The Compensation & Talent Committee (the “Compensation Committee”) and the Board consider the outcome of the vote as part of their ongoing review of executive compensation.

At the Meeting, Shareholders will vote on the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Teck Resources Limited’s management proxy circular delivered in connection with the 2024 Annual Meeting of shareholders.”

The results of Teck’s “say on pay” vote at the previous three annual meetings are set out below:

Year	Percentage of overall votes in favour	Percentage of Class B Subordinate Voting Shares voted in favour
2023	98.10%	95.22%
2022	95.04%	94.51%
2021	80.20%	51.87%

1

Teck’s executive compensation programs are focused on paying for performance and alignment with the shareholder experience. In 2023, the Compensation Committee reviewed and approved significant changes to Teck’s annual incentive program, to be implemented in 2024.

Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives;
•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation;
•	align compensation with performance over both the short- and long-term horizons;
•	ensure that a significant proportion of compensation is directly linked to the success of Teck, while not encouraging excessive or inappropriate risk-taking;
•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship; and
•	protect long-term shareholder interests by ensuring named executive officers (each, a “NEO”) and other senior executive interests are aligned with those of shareholders.

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders.

Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on controllable performance. The Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•	striking an appropriate balance between fixed and variable compensation, with 85% of CEO and an average of 77% of other NEO compensation at risk in 2023;
•	an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent and symmetrical formula basis in order to track management’s actual performance and avoid windfall payments;
•	benchmarking against a comparator group of issuers with whom we compete for talent, targeting compensation at market median; and
•	emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics, including sustainability-linked goals.

Long term realizable pay outcomes reflect these goals. See “Executive Compensation” for detailed information on our executive compensation program, including details of the components, objectives, and administration of the program and compensation outcomes for 2023.

The Board recommends that you vote FOR the advisory resolution to accept our approach to executive compensation

Other Business

If other items of business are properly brought before the Meeting, you or your proxyholder can vote on such matters. Teck is not aware of any other items of business to be considered.

2

General Information

In this Circular, unless otherwise noted:

•	all information is as of the Record Date (as defined below) of March 4, 2024
•	all dollar amounts are in Canadian dollars
•	references to the CBCA are references to the Canada Business Corporations Act
•	references to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck and its subsidiaries
•	references to “you” and “your” are references to Shareholders

Solicitation Of Proxies

Proxies are being solicited by Teck’s management in connection with the Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation. Teck will pay the cost of any solicitation.

Quorum

In order for the Meeting to proceed, there must be at least three Shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting.

Voting Shares and Principal Holders of Voting Shares

Teck is authorized to issue an unlimited number of Class A Common Shares (“Class A Shares”) with 100 votes per share, an unlimited number of Class B Subordinate Voting Shares, with one vote per share, and an unlimited number of preference shares, issuable in series.

On the Record Date, the following Teck shares were outstanding:

Class	Number	Percentage of Aggregate Votes
Class A Shares	7,624,532	59.9%
Class B Subordinate Voting Shares	510,531,448	40.1%

Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of Teck’s voting securities.

Name of Shareholder	Class A Number	Class A Votes (%)	Class B Number	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited(1)	4,300,000	56.4%	3,406,000	0.7%	34.0%
SMM Resources Incorporated	1,469,000	19.3%	1,381,704	0.3%	11.6%
(1)	Keevil Holding Corporation (“Keevil Holdco”) beneficially owns 51.16% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. (“SMM”), beneficially owns 48.84% of the outstanding shares of Temagami.

The Class A Shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol “TECK.A”. The Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

Shareholder Proposals

Shareholder proposals for the next annual meeting of Teck must be received between November 25, 2024 and January 24, 2025.

3

Information about Voting

Who Can Vote

The record date for the Meeting is March 4, 2024 (the “Record Date”). Holders of Class A Shares and Class B Subordinate Voting Shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting, virtually or by proxy.

Matters to be Voted On

At the Meeting, Shareholders will be voting on:

•	the election of directors;
•	the appointment of the auditor; and
•	the advisory resolution on executive compensation.

Each item of business to be considered at the Meeting requires a simple majority of votes cast in favour by all holders of Class A Shares and Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting together as a single class, in order to pass.

How to Vote

Registered Shareholders	Non-registered (Beneficial) Shareholders

You hold your shares directly in your own name with our transfer agent, TSX Trust Company.

A form of proxy is included with your Meeting materials. The deadline for depositing proxies is April 23, 2024 at 12:00 p.m. (Pacific Time) (the “Proxy Deadline”).

Your shares are held through a broker, trustee, financial institution, custodian, or other intermediary. Your intermediary has sent you a voting instruction form (“VIF”).
Attending the Meeting	Attending the Meeting

In person:

•   do not complete a proxy

•   attend the Meeting and register with TSX Trust Company

Virtually:

•   attend the Meeting at https://virtual-meetings.tsxtrust.com/1592

•   log in as a shareholder using the control number located on your proxy form and the passcode “teck2024” (case sensitive)

•   follow the instructions on the voting instruction form to appoint yourself as proxyholder to attend the Meeting by writing your name in the space provided, signing and returning the VIF

In person:

•   attend the Meeting and register with TSX Trust Company

Virtually:

•   obtain a control number at: https://www.tsxtrust.com/control-number-request or by telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America) by 12:00 p.m. (Pacific Time) on April 23, 2024

•   attend the Meeting at: https://virtual-meetings.tsxtrust.com/1592

•   log in using the control number you obtained at the link above and the passcode “teck2024”

Not Attending the Meeting	Not Attending the Meeting

Return your completed, signed, and dated proxy in one of the following ways:

•   vote by internet: www.meeting-vote.com

•   vote by telephone: 1-888-489-5760 (English only) or 1- 888-489-7352 (Bilingual)

•   mail to: TSX Trust Company Proxy Dept., PO Box 721, Agincourt, ON M1S 0A1

•   scan and email to: proxyvote@tmx.com

See the instructions on the proxy for more details.

Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF in advance of the deadline indicated on the VIF:

•   vote by internet: www.proxyvote.com

•   vote by telephone: Canadian Non-Registered Shareholders call: 1-800-474-7493 (English), 1-800-474-7501; U.S. Non-Registered Shareholders call: 1-800-454-8683

•   mail to: Data Processing Centre, PO Box 3700, STN, Industrial Park, Markham, ON L3R 9Z9

See the instructions on the VIF or contact your intermediary.

Revoking your Proxy	Revoking your Voting Instructions

You can revoke your proxy by:

•   completing and returning a new proxy before the Proxy Deadline with a later date;

•   sending a notice in writing to our Corporate Secretary before the Proxy Deadline;

•   providing a written notice to the Chair of the Meeting at the Meeting; or

•   any other manner permitted by law.

Contact your intermediary for instructions on how to revoke voting instructions previously submitted. Be sure to contact your intermediary well in advance of the Proxy Deadline.

4

Information about Proxy Voting

•	The persons named in the provided proxy are officers of Teck.
•	You may appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline. Registered Shareholders will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
•	Please note that only registered Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.
•	The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the Shareholder and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.
•	The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Meeting.
•	Voting instructions and proxyholder appointments must be received by 12:00 p.m. (Pacific Time) on April 23, 2024 (or, if the Meeting is adjourned or postponed, two business days before the day on which the Meeting is reconvened). Nonetheless, the Chair of the Meeting has discretion to extend or waive the proxy cut-off without notice and to accept late proxies.

If you do not specify how you want to vote and you appoint Teck’s representatives as your proxyholders, they will vote:

•   FOR the election of directors;

•   FOR the appointment of the auditor; and

•   FOR the advisory resolution on Teck’s approach to executive compensation

Voting Results

We will issue a news release with the voting results shortly after the Meeting and will also file the voting results with securities regulators as required. Visit www.teck.com/news to see our news releases.

Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Teck for use at the Meeting. We have not authorized any person to give any information or to make any representation in connection with the business of the Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely upon it as having been authorized or being accurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other advisors.

Notice to Shareholders in the United States

The solicitation of proxies in connection with the Meeting described in this Circular involves securities of a Canadian corporation and is being effected in accordance with Canadian corporate and securities laws, including disclosure requirements. Shareholders in the United States should be aware that these requirements may be different from those under United States corporate and securities laws relating to U.S. corporations. The enforcement by Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that Teck is organized under the laws of Canada, that some of its directors and officers are not residents of the United States, and a substantial portion of its assets may be located outside of the United States. Shareholders may not be able to sue Teck or its directors and officers in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

5

Forward-Looking Statements

This Circular contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Circular based on current expectations and conditions. These forward-looking statements may include statements concerning:

•	forecast production, forecast operating costs, unit costs, capital costs and other costs, and forecast sales;
•	future demand for and supply, prices and price volatility of copper, zinc, steelmaking coal and other products we produce and sell;
•	expected mine lives of Teck’s operations and possible mine life extensions through development of new areas or otherwise;
•	expectations regarding the ability to maintain and renew existing permits, licenses, and leases for Teck’s properties;
•	expected completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof;
•	expectations regarding the QB2 project, including commissioning, production, ramp-up, capital costs, and future cash flows;
•	estimates of the quantity and quality of Teck’s mineral and coal reserves and resources;
•	availability and cost of Teck’s credit facilities, bonding, letter of credit facilities, and financial assurance requirements;
•	our planned capital expenditures and timing for sanction, development, construction, and completion of our capital projects;
•	our estimates of reclamation and other costs related to environmental protection and potential impact of complying with existing and proposed laws and other regulatory frameworks that could impact our business;
•	our financial and operating objectives and our exploration, environmental, community, health, and safety initiatives and procedures;
•	our sustainability goals and strategies, including our goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025, our ambition to achieve net-zero Scope 3 emissions by 2050 and our goal to become a nature positive company by 2030;
•	our dividend policy, capital allocation framework, and expectations regarding the amount of Class B Subordinate Voting Shares that might be purchased under normal course issuer bids and the mechanics thereof;
•	risks facing our operations, projects and business and general business and economic conditions; and
•	other statements that are not historical facts.

Although we believe that these forward-looking statements are based on information and assumptions that are reasonable and complete, inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, which may cause actual results to differ materially from those expressed or implied by these forward-looking statements contained, including, but not limited to the risks described in detail in Teck’s most recent annual information form available under Teck’s profile at www.sedarplus.ca. Readers are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements in this Circular and in the documents incorporated by reference herein are based on a number of assumptions that Teck believed were reasonable on the day it made the forward-looking statement, including, but not limited to, assumptions regarding:

•	general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks;
•	acts governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in;
•	supply and demand for, deliveries and price volatility of copper, zinc, steelmaking coal, and our other metals and minerals;
•	timing, receipt of, and our ability to comply with permits, licenses, leases and other required approvals for our development projects and operations, including mine extensions;
•	our ability to secure adequate transportation, including rail and port service, for our products;
•	results from studies on and engineering and construction timetables and capital costs for our expansion and development projects;
•	our costs of production and our production and productivity levels, as well as those of our competitors;
•	continuing availability of water and power resources for our operations;
•	availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;
•	availability of letters of credit and other acceptable forms of financial assurance for reclamation and other bonding requirements;
•	our ability to procure sufficient equipment, operating supplies, and services on a timely basis and on commercially reasonable terms;
•	availability of qualified employees and contractors and our ability to attract and retain skilled employees;
•	satisfactory negotiation of collective agreements with unionized employees;
•	benefits of technology for our operations and development projects;
•	costs of closure, reclamation, and environmental compliance generally, of our operations and projects;
•	accuracy of our mineral reserve and resource estimates and the geological, operational, and price assumptions they are based on;
•	outcome of commodity price, volume, treatment and refining charge negotiations with customers;
•	financial or physical impacts of climate change and climate change initiatives on markets, our operations, and projects;
•	impact of geopolitical events on our operations and projects and on global markets; and
•	our ongoing relations with regulators, communities, and our business and joint venture partners.

Our sustainability goals and strategies are based on a number of assumptions, including regarding the availability and effectiveness of technologies needed to achieve our goals; the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production; and the performance of new technologies in accordance with our expectations. Statements regarding the sale of our coal business are based on assumptions that the transaction will be completed on the terms and conditions and within the timeframes currently contemplated, including obtaining all regulatory approvals and satisfying all other conditions necessary to the transaction.

6

We caution you that the foregoing list of important factors and assumptions is not exhaustive. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed in the “Cautionary Statement on Forward-Looking Statements” section of our Management’s Discussion and Analysis for the year ended December 31, 2023, and subsequent filings, which can be found under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Use of Non-GAAP Financial Measures and Ratios

The “Executive Summary” and “Executive Compensation” sections of this Circular contain references to certain non-GAAP financial measures and non-GAAP ratios which do not have a standardized meaning prescribed by International Financial Reporting Standards and may not be comparable to similar financial measures and ratios reported by other issuers. This includes references to “adjusted EBITDA” and “EBITDA”. These financial measures and ratios have been derived from Teck’s financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of Teck’s operations and financial position and provide further information about financial results to investors in the context of Teck’s executive compensation practices.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS. Additional information on the non-GAAP financial measures and non-GAAP ratios, including a reconciliation of Teck’s 2023 adjusted EBITDA results, are available in Teck’s management discussion & analysis for the year-ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca.

Questions and Answers About the meeting

The following questions and answers about the Meeting and voting are designed to help you understand them in more detail.

Q.	Why did I receive this package of information?
A.	This Circular is furnished in connection with the solicitation of proxies by and on behalf of Teck’s management for use at the Meeting. As a Teck Shareholder at the close of business on the Record Date, you are entitled to receive notice of and vote at the Meeting.
Q.	Who is soliciting my proxy?
A.	Your proxy is being solicited by management of Teck.
Q.	Who pays for the proxy solicitation?
A.	The cost of soliciting proxies will be borne by Teck. Teck will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial Shareholders.
Q.	When is the Meeting?
A.	The Annual Meeting of Shareholders will be held on April 25, 2024 at 12:00 p.m. (Pacific Time).
Q.	How do I attend the Meeting?
A.	Registered Shareholders and duly appointed proxyholders are able to attend the Meeting in person at Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, BC or virtually at: https://virtual-meetings.tsxtrust.com/1592. See “Information about Voting” on page 4.
Q.	What am I being asked to vote on?
A.	Shareholders will be asked to consider:
•	the election of directors;
•	the appointment of the auditor; and
•	the advisory resolution on executive compensation.
Q.	Who is entitled to vote at the Meeting?
A.	As of the Record Date, 7,624,532 Class A shares and 510,531,448 Class B subordinate voting shares were outstanding. Shareholders of record as of the close of business on that date are entitled to notice of and to vote at the Meeting.
Q.	How can I vote my shares?
A.	You can vote your Teck shares by either attending and voting such shares at the Meeting or voting by proxy in advance of the Meeting. See “Information About Voting” on page 4 for details.
Q.	What if I am a Registered Shareholder?
A.	If you were a registered shareholder at the close of business on the Record Date, you can vote at the Meeting. If you cannot attend the Meeting, please complete and return your proxy in accordance with the instructions on the proxy form. See “Information About Voting” on page 4.
Q.	What if I am a Non-Registered (or Beneficial) Shareholder?
A.	If you are a non-registered shareholder and your Teck shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary, you are not entitled to vote unless you carefully follow the instructions provided by your intermediary. Instructions on how to vote are found under “Information About Voting” on page 4.
Q.	What happens when I sign and return the proxy form?
A.	When you sign the proxy form appointing the management proxyholders, you authorize an officer of Teck to vote your shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be cast:
•	FOR the election of each of the director nominees;
•	FOR the appointment of the auditor; and
•	FOR the advisory resolution on executive compensation.

The person named in the proxy form will also have discretion to vote your shares as he or she sees fit on any other matter that may properly come before the Meeting that you are entitled to vote on.

Q.	What if amendments are made to any matter or if other matters are brought before the Meeting?
A.	The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, Teck’s management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them as they see fit.

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INFORMATION ABOUT THE DIRECTORS

Information about the Director Nominees

The Board has determined that 10 directors are to be elected at the Meeting to hold office until the next annual meeting of shareholders. The following pages provide relevant information on each of the director nominees.

Each of the nominees was elected at the last annual meeting in 2023, other than Mr. Yamato, who is standing for election for the first time. Management does not expect that any nominee will be unable or unwilling to serve as a director.

Director Profiles

ARNOUD BALHUIZEN, 55
Laren, Netherlands Independent(2) Director Since: 2023 Term Limit: 2038 Other Public Company	Arnoud Balhuizen was first elected to Teck’s Board in 2023. Mr. Balhuizen has been Managing Partner of 280ppm B.V., a Dutch investment firm focused on early-stage companies that work to mitigate the causes and effects of climate change and facilitate the energy transition, since 2020. He is also a senior advisor with Boston Consulting Group, since 2019. He is a member of the advisory board of various entities, including Anthony Veder N.V., a private shipping company, Royal Den Hartogh Logistics B.V., a private logistics company, Earth AI, a start-up mining exploration technology company, and 3FBio (Enough) Ltd, a start-up sustainable protein company. From 1995 to 2019, Mr. Balhuizen held various roles at BHP Group PLC, most recently as Chief Commercial Officer from 2016 to 2019. He received a Bachelor’s Degree in Business Economics from The Hague University.
Directorships:	Meetings Attended:
None	Board	11 of 11	100%
	Committee Meetings Attended:
2023 Voting Results:	Audit	3 of 3	100%
For: 99.1%	Safety & Sustainability	3 of 3	100%
Withheld: 0.9%	Technical	3 of 3	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	5,000 ($280,050)	4,389 ($245,828)	0 ($0)	$525,878	No*

* Mr. Balhuizen has until 2028 to meet share ownership guidelines.

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EDWARD C. DOWLING, 68
Mattapoisett, Massachusetts, U.S.A. Independent(2) Director Since: 2012 Term Limit: 2028 Other Public Company	Edward Dowling was appointed to Teck’s Board in September 2012. Mr. Dowling is an Alumni Fellow of Pennsylvania State University and holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing. He has more than 30 years of experience in the mining industry and was previously President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012. He is currently a President, Chief Executive Officer and a director of Compass Minerals International Inc.
Directorships:	Meetings Attended:
Compass Minerals	Board	17 of 17	100%
International Inc.	Committee Meetings Attended:
	Compensation & Talent (Chair)	5 of 5	100%
2023 Voting Results:	Corporate Governance & Nominating	4 of 4	100%
For: 98.0%	Technical	5 of 5	100%
Withheld: 2.0%	Special Committee	28 of 28	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	9,600 ($537,696)	95,196 ($5,331,928)	0 ($0)	$5,869,624	Yes

NORMAN B. KEEVIL, III, 60
Victoria, B.C., Canada Not Independent(3) Director Since: 1997 Term Limit: N/A Other Public Company Directorships: Lupaka Gold Corp.	Norman Keevil, III was appointed to Teck’s Board in 1997 and was appointed Vice Chair in October 2018. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. Mr. Keevil is CEO of Valence Water Inc., (previously, Boydel Wastewater Technologies Inc.), a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants. Prior to joining Valence, Mr. Keevil was President of Poncho Wilcox Engineering. He is a director of Lupaka Gold Corp.
2023 Voting Results:	Meetings Attended:
For: 98.7%	Board	17 of 17	100%
Withheld: 1.3%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	11,000 ($616,110)	77,041 ($4,315,066)	0 ($0)	$4,931,176	Yes

* In addition, Mr. Keevil is a director of Keevil Holdco, which holds approximately 51.16% of the outstanding shares of Temagami Mining Company Limited, which as at March 4, 2024 held 4,300,000 Class A Shares and 3,406,000 Class B Subordinate Voting Shares.

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SHEILA A. MURRAY, 68
Toronto, Ontario, Canada Independent(2) Director Since: 2018 Term Limit: 2033 Other Public Company Directorships: BCE Inc./Bell Canada Granite REIT	Sheila Murray has been a director of Teck since April 2018 and was appointed Chair of the Board in February 2020. She is a graduate of Queens University (B.Comm. and LLB). Ms. Murray served as President of CI Financial Corp. from 2016 to 2019 and was previously Executive Vice-President, General Counsel and Secretary of CI Financial Corp. and a partner at Blake, Cassels & Graydon LLP, where she practised securities law with an emphasis on mergers and acquisitions, corporate finance, and corporate reorganizations. Ms. Murray is the past Chair of the Dean’s Council at Queen’s University Law School and has also taught Securities Regulation at Queen’s University and Corporate Finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is also a director of BCE Inc./Bell Canada, and a trustee of Granite REIT. Ms. Murray has completed the Competent Boards ESG Designation program and is a member of the World Economic Forum Community of Chairpersons and Climate Governance Initiative Advisory Board.
2023 Voting Results: N/A	Meetings Attended:
For: 98.8%	Board	17 of 17	100%
Withheld: 1.2%	Special Committee (Chair)	28 of 28	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	10,000 ($560,100)	102,630 ($5,748,306)	0 ($0)	$6,308,406	Yes

UNA M. POWER, 59
Vancouver, B.C., Canada Independent(2) Director Since: 2017 Term Limit: 2032 Other Public Company Directorships:	Una Power was elected to Teck’s Board in April 2017. Ms. Power is a corporate director and is the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment. Ms. Power holds a B.Comm. (Honours) from Memorial University, and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD. Ms. Power is a director of Bank of Nova Scotia and TC Energy Corporation.
Bank of Nova Scotia	Meetings Attended:
TC Energy Corporation	Board	17 of 17	100%
	Committee Meetings Attended:
2023 Voting Results:	Audit (Chair)	7 of 7	100%
For: 98.6%	Compensation & Talent	5 of 5	100%
Withheld: 1.4%	Special Committee	28 of 28	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	11,454 ($641,539)	84,266 ($4,719,739)	0 ($0)	$5,361,277	Yes

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JONATHAN H. PRICE, 47 (4)
Vancouver, British Columbia Not Independent(2) Director Since: 2022 Term Limit: n/a Other Public Company Directorships: N/A

Jonathan Price is Teck’s President and Chief Executive Officer and has served as a director since July 2022 . Previously, Mr. Price was Executive Vice President and Chief Financial Officer, having joined Teck in October 2020. He brings extensive experience in the resources sector through a variety of finance, commercial and business development roles spanning Europe, Asia and Australia, with a focus on strategy, transformational change and business improvement. Prior to joining Teck, Mr. Price was employed by BHP Group PLC from 2006 to 2020, where he was Chief Transformation Officer, Vice President Finance, and Vice President Investor Relations working in Asia, Australia and the UK. He has also worked in the Metals and Mining team at ABN AMRO Bank and held various production and technical roles with INCO. Mr. Price holds a Master of Engineering (Hons.) in Metallurgy and Materials Science from the University of Oxford and a Master of Business Administration from Cardiff University.

2023 Voting Results:	Meetings Attended:
For: 99.2%	Board	17 of 17	100%
Withheld: 0.8%

Securities Held(1)
Class A	Class B	PSUs	PDSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	101,163 ($5,666,140)	0 ($0)	$5,666,140	Yes

PAUL G. SCHIODTZ, 65
Santiago, Chile Independent(2) Director Since: 2022 Term Limit: 2037 Other Public Company Directorships:

Mr. Schiodtz was appointed to Teck’s Board in February 2022. He is a graduate of the University of Santiago (Mechanical Engineering) and the Massachusetts Institute of Technology with M.Sc. degrees in Management and in Operations Research. He is currently the Chairman of the Board of the Asociacion Chilena de Seguridad since 2017 and a Council Member of the Sociedad de Fomento Fabril. Mr. Schiodtz served on the Board of Codelco until May 2021 and is the former Chairman of the Canada-Chile Chamber of Commerce and the Chilean Chemical Industry Association. His last executive position was Senior Vice President Latin America of Methanex Corporation after a 27-year career in natural resource based industries.

None	Meetings Attended:
	Board	14 of 17*	82.4%
2023 Voting Results:	Committee Meetings Attended:
For: 98.9%	Audit	6 of 7*	85.7%
Withheld: 1.1%	Safety & Sustainability	4 of 5	80.0%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	16,298 ($912,851)	8,538 ($478,213)	0 ($0)	$1,391,064	Yes

*Mr. Schiodtz voluntarily recused himself from Teck-related matters during a portion of 2023.

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TIMOTHY R. SNIDER, 73
Tucson, Arizona, United States Independent(2) Director Since: 2015 Term Limit: 2030	Timothy Snider was elected to Teck’s Board in April 2015. He is a graduate of Northern Arizona University (B.Sc.). Mr. Snider is currently Chairman of Cupric Canyon Capital LP/GP. Prior to this role, he had a 38 year career with Phelps Dodge Corporation and its successor Freeport-McMoRan Copper and Gold, Inc. during which he held numerous technical, operating, and executive positions, including President and Chief Operating Officer. Mr. Snider has completed the Competent Boards ESG Designation program.
Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
N/A	Committee Meetings Attended:
	Corporate Governance & Nominating	4 of 4	100%
2023 Voting Results: N/A	Safety & Sustainability	5 of 5	100%
For: 97.7%	Technical	5 of 5	100%
Withheld: 2.3%	Special Committee	28 of 28	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	13,150 ($736,532)	99,512 ($5,573,667)	0 ($0)	$6,310,199	Yes

SARAH A. STRUNK, 62
Coronado, California, United States Independent(2) Director Since: 2022 Term Limit: 2037 Other Public Company Directorships:	Ms. Strunk was appointed to Teck’s Board in February 2022. She is a graduate of the New York University School of Law, the University of Kansas School of Law, and Wichita State University (B.A.). She is currently a Director and Shareholder of Fennemore Craig, P.C., since 2000, and was Chair from 2016 to 2023. Previously, she was Chief Corporate Counsel to the copper and molybdenum division of Cyprus Amax Minerals Company from 1992 to 2000. She is also a director of Arizona Sonoran Copper Company and was previously Chair of the Board of Brio Gold Inc. She is a member of the Foundation for Mineral and Energy Law and is called to the bar in Arizona, California, New York, Connecticut, and Kansas.
Arizona Sonoran Copper	Meetings Attended:
Company	Board	17 of 17	100%
	Committee Meetings Attended:
2023 Voting Results: N/A	Corporate Governance & Nominating (Chair)	4 of 4	100%
For: 98.2%	Safety & Sustainability	5 of 5	100%
Withheld: 1.9%	Special Committee	28 of 28	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	4,600 ($257,646)	11,710 ($655,877)	0 ($0)	$913,523	Yes

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YU YAMATO, 51
Vancouver, Canada Independent(2) Director Since: N/A Term Limit: 2039 Other Public Company Directorships: Kenorland Minerals Ltd.	Yu Yamato is standing for election for the first time in 2024. He is a graduate of the Geological Institute of the University of Tokyo with a Master of Science and a Bachelor of Science. He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1999, and is currently the President and a Director of Sumitomo Megal Mining Canada, Ltd. Mr. Yamato is currently a director of Kenorland Minerals Ltd. and a member of the Society of Resources Geology, Japan.
Meetings Attended:
2023 Voting Results: N/A	Board	N/A	N/A

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	0 ($0)	0 ($0)	$0	No*

* If elected, Mr. Yamato will have until 2029 to meet share ownership guidelines.

Notes to Director Profiles:

(1)	Share and share unit holdings are as at the record date valued at the closing price of the Class B Subordinate Voting Shares ($56.01) on the TSX on December 29, 2023. DSUs (as defined below) granted to non-executive directors vest on the grant date. Values as at December 29, 2023 are calculated as the notional value of share unit awards, assuming full vesting, based on the closing price for Class B Subordinate Voting Shares on the TSX as at December 29, 2023. For the purposes of Mr. Price’s PSUs (as defined below) the value has been calculated assuming a performance factor of 100%.
(2)	The Board considers as independent a Director who is: (a) not a member of management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (c) not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of National Instrument 52-110 – Audit Committees.
(3)	Mr. Keevil has a family relationship with N.B. Keevil, the former Chairman of Teck.
(4)	Mr. Price is an officer of Teck and holds stock options and PSUs and is eligible for PDSUs (defined below). See Appendix A for details of those plans.

Shareholdings of Director Nominees

As at March 4, 2024:	All Directors
Total Class A Shares	0
Aggregate value of Class A Shares	$0
Total Class B Subordinate Voting Shares	81,102
Aggregate value of Class B Subordinate Voting Shares(1)	$4,542,523
(1)	Based on the closing price of Class B Subordinate Voting Shares on the TSX on March 4, 2024, of 53.51.

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INFORMATION ABOUT Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to performing their duties, including preparing for and attending Board and committee meetings and ensuring that they stay informed about our business and the global mining industry. The Board believes that we must offer a competitive compensation package to attract and retain directors who meet these expectations.

We pay director compensation each year consisting of cash fees and a share-based award of either deferred share units (“DSUs”) or restricted share units (“RSUs”). We do not issue stock options to non-executive directors and do not pay meeting fees, other than in respect of certain ad hoc committee work as described below. Mr. Price does not receive any additional compensation for acting as a director and his compensation is fully reflected in the section “Executive Compensation”.

We require directors to maintain minimum holdings of Teck shares or share units. See “Mandatory Shareholdings for Directors” on page 16 for more details. The Board believes that share ownership requirements and a mix of equity-linked compensation promote the objectives of director retention and alignment with the interests of long-term shareholders.

Determining Director Compensation

The Compensation Committee is responsible for recommending compensation policies to the Board and reviews director compensation annually, benchmarked against Teck’s compensation peer group. In 2023, based on the results of the annual benchmarking review performed by the Compensation Committee’s independent consultant, Meridian Compensation Partners (“Meridian”), which review showed that Teck’s director compensation was aligned with the peer group, no changes to director compensation were approved.

The Board may from time to time approve ad hoc committees of the Board and establish meeting fees to compensate directors for extra time spent on Teck matters. In 2022, the Board approved compensation for the Special Committee consistent with base committee fees paid to the chair and members of standing committees, with a $1000 meeting fee for each meeting in excess of five meetings per year.

Compensation Components

Annual Retainer and Committee Fees

Teck pays annual retainers and committee fees to directors as follows:

Component	Fee
Cash Retainer
Chair	$250,000
Vice Chair	$175,000
Non-executive Director (excluding Chair and Vice Chair)	$110,000
Committee Chair – Audit(1)	$20,000
Committee Chair – Compensation(1)	$14,000
Other Committee Chair(1)	$8,000
Committee Member	$10,000
Share-Based Retainer
Non-executive Director	$155,000
Chair	$275,000
Vice Chair	$165,000
Additional Fees
Travel Fee(2)	$1,000
Special Committee Meeting Fee(3)	$1,000
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.
(2)	Directors travelling from outside British Columbia the day prior to Board or Committee meetings to attend those meetings and Technical Committee members travelling to Chile for official site visits receive the travel fee.
(3)	Special Committee members received the meeting fee for each meeting held in excess of five per calendar year.

Directors may also be reimbursed for out-of-pocket expenses and travel costs related their work.

Share-Based Awards

The share-based component of director compensation is payable in either DSUs or RSUs. Until directors have met the mandatory shareholdings, all compensation other than travel fees and reimbursement for out-of-pocket costs must be taken in the form of DSUs. Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter and may also elect to receive all or a portion of their annual equity grant as RSUs.

DSUs and RSUs are notional shares with the same value at any given time as the Class B Subordinate Voting Shares but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. Dividend equivalents are credited to a participant’s DSU or

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RSU account in the form of additional DSUs or RSUs. RSUs pay out within three years of grant, while DSUs do not pay out until a director ceases to hold office. See Appendix A “Equity Incentive Plans” for additional details on the terms of the RSU and DSU plans and awards.

On May 1, 2023, non-executive directors other than the Chair and Vice Chair each received 2,596 share units. The Board Chair received 4,606 share units and the Vice Chair received 2,763 share units. Those grants had a grant date value of $59.6966 per share unit, based on the volume weighted average price (“VWAP”) of the Class B Subordinate Voting Shares for the 20 consecutive trading days on the TSX prior to the grant, equal to a target dollar value of approximately $155,000 for non-executive directors, $275,000 for the Board Chair, and $165,000 for the Vice Chair.

Directors’ Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2023.

Name	Fees Earned in Cash ($)(1)	Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
M.M. Ashar(4)	45,326	-	121,633	166,959
A.J. Balhuizen	97,926	154,972	1,046	253,944
Q. Chong(4)	35,357	-	-	35,357
E.C. Dowling	190,000	154,972	89,553	434,525
N.B. Keevil, III	180,000	164,942	72,515	417,457
T.L. McVicar	156,371	154,972	93,948	405,292
S.A. Murray	319,000	274,963	80,970	674,932
U.M. Power	181,922	154,972	61,418	398,312
Y. Sagawa(4)	123,899	154,972	2,403	281,274
P.G. Schiodtz	136,841	154,972	4,828	296,642
T.R. Snider	179,923	154,972	94,504	429,400
S.A. Strunk	173,877	154,972	6,520	335,369
M. Tani(4)	38,535	-	4,617	43,152
(1)	Includes any portion of annual retainer earned in cash but paid in DSUs either at the directors’ election or in order to contribute to mandatory minimum shareholding requirements (at a dollar amount based on the grant date fair value), including Committee Chair and Member Fees.
(2)	The fair value for share units granted was $59.6966, being the VWAP of the Class B Subordinate Voting Shares for the 20 days prior to the grant date of May 1, 2023. This column does not include DSUs granted in lieu of cash.
(3)	Includes (a) travel fees for directors travelling from outside British Columbia the day prior to a meeting or Technical Committee members who travel to site in Chile; and (b) dividend equivalents credited in the form of additional share units.
(4)	Messrs. Ashar, Chong, and Tani retired effective April 26, 2023. Ms. McVicar and Mr. Sagawa are not standing for re-election in 2024.

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2023. We do not award options to non-executive directors.

	Outstanding Share-Based Awards
Name	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share-based awards not paid out or distributed ($)(2) (3) (4)
M.M. Ashar(5)	-	-	5,403,901
A.J. Balhuizen	-	-	245,828
Q. Chong(5)	-	-	-
E.C. Dowling	-	-	5,331,928
N.B. Keevil, III	-	-	4,315,066
T.L. McVicar	-	-	5,748,306
S.A. Murray	-	-	4,719,739
U.M. Power	-	-	3,884,574
Y. Sagawa(5)	-	-	363,057
P.G. Schiodtz	-	-	478,213
T.R. Snider	-	-	5,573,667
S.A. Strunk	-	-	655,877
M. Tani(5)	-	-	-
(1)	Reflects the value of unvested RSUs only, as DSUs granted to directors vest immediately on the grant date.
(2)	Includes dividend equivalents credited as additional share units credited on previous grants.
(3)	Market or Payout Value is calculated by multiplying the number of share units held at December 31, 2023 by the closing price of the Class B Subordinate Voting Shares on the TSX on December 29, 2023 of $56.01.
(4)	Reflects the value of DSUs only. RSUs are paid out immediately on vesting. No RSUs have been issued to directors since 2017.
(5)	Messrs. Ashar, Chong, and Tani retired effective April 26, 2023. Ms. McVicar and Mr. Sagawa are not standing for re-election in 2024.

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Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of share-based awards that vested or were earned for each non-executive director for the fiscal year ending December 31, 2023. Non-executive directors did not receive any non-share-based incentive compensation in 2023.

	Value Vested During The Year ($)(1)
		DSUs ($)(2)(3)
Name	RSUs ($)	Granted in Lieu of Fees Earned in Cash	Share-Based Retainer	Total ($)
M.M. Ashar(4)	-	165,959	-	165,959
A.J. Balhuizen	-	98,972	154,972	253,944
Q. Chong(4)	-	-	-	-
E.C. Dowling	-	89,553	154,972	244,525
N.B. Keevil, III	-	72,515	164,942	237,457
T.L. McVicar	-	250,319	154,972	405,292
S.A. Murray	-	80,970	274,963	355,932
U.M. Power	-	243,340	154,972	398,312
Y. Sagawa(4)	-	126,302	154,972	281,274
P.G. Schiodtz	-	71,669	154,972	226,642
T.R. Snider	-	270,428	154,972	425,400
S.A. Strunk	-	180,397	154,972	335,369
M. Tani(4)	-	43,152	-	43,152
(1)	Includes dividend equivalents credited as additional share units.
(2)	The amount represents the aggregate fair market value of the share units as of the vesting date, which is also the grant date.
(3)	DSUs vest on the grant date but are not redeemable until a Director ceases to act and is not otherwise employed by Teck. The actual value of the DSUs on the payout date is based on the fair market value of the Class B Subordinate Voting Shares on that date and cannot be determined until that time.
(4)	Messrs. Ashar, Chong, and Tani retired effective April 26, 2023. Ms. McVicar and Mr. Sagawa are not standing for re-election in 2024.

Mandatory Shareholdings for Directors

Non-executive directors are required to own shares or share units equivalent in value to at least three times their total annual cash and share-based retainer, with new directors having five years to reach the mandatory minimum. For the purposes of the policy, the value of share units is determined by using the closing price of the Class B Subordinate Voting Shares on the TSX on December 29, 2023. On that date, all non-executive directors subject to the shareholding requirement had met the requirement or were on track to do so within the time limit. Directors may also meet the mandatory minimum based on grant date value of their DSUs and RSUs.

The following table shows the number of shares and share units held by each non-executive director nominee as at December 31, 2023 compared to the prior year, the value of their holdings as of that date, and the value required to meet the shareholding requirement.

Name	Director Since	As At	Shares (#)(1)		Share Units Held (#)(2)		Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(3)	Value of Shares and Share Units Required to Meet Requirements ($)
			Class A	Class B	Teck RSUs	Teck DSUs
A. Balhuizen(4)	2023	2023	-	5,000	-	4,389	9,389	525,878	795,000
		2022	-	-	-	-	-		795,000
E.C. Dowling	2012	2023	-	9,600	-	95,196	104,796	5,869,624	795,000
		2022	-	9,600	-	90,885	100,485	5,628,165	795,000
N.B. Keevil, III	1997	2023	-	11,000	-	77,041	88,041	4,931,176	1,020,000
		2022	-	10,000	-	72,890	83,890	4,698,679	1,020,000
S.A. Murray	2018	2023	-	10,000	-	84,266	94,266	6,308,406	1,575,000
		2022	-	7,860	-	78,159	86,019	4,817,924	1,575,000
U.M. Power	2017	2023	-	11,454	-	69,355	80,809	5,361,277	795,000
		2022	-	11,454	-	62,223	73,677	4,126,649	795,000
P.G. Schiodtz(4)	2022	2023		16,298	-	8,538	24,836	1,391,064	795,000
		2022	-	16,298	-	4,613	20,911	1,171,225	795,000
T.R. Snider	2022	2023		13,150	-	99,512	112,662	6,310,199	795,000
		2022	-	13,150	-	91,860	105,010	5,881,610	795,000
S.A. Strunk(4)	2015	2023	-	4,600	-	11,710	16,310	913,523	795,000
		2022	-	1,000	-	5,779	6,779	379,692	795,000
Y. Yamato(4)	n/a	2023	-	-	-	-	-	-	795,000
		2022	-	-	-	-	-	-	-
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Includes dividend equivalents credited as additional share units.
(3)	Based on the closing price of the Class B Subordinate Voting Shares on the TSX on December 29, 2023 of $56.01.
(4)	Mr. Schiodtz and Ms. Strunk were appointed on February 23, 2022, Mr. Balhuizen was elected on April 26, 2023, and Mr. Yamato is standing for election for the first time in 2024. They each have five years from the date they joined the Board to meet the minimum shareholding requirement.

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INFORMATION ABOUT CORPORATE GOVERNANCE

Teck’s Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, we have a system of corporate governance practices in place that meets or exceeds all applicable Canadian requirements. In 2023, we continued to refine our approach to governance, including implementing a six-year sunset on our dual class share structure. The Board also adopted a new Enterprise Risk Management Policy and continued to advance long-term succession planning for Board and management.

Although Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. The Governance Committee has further determined that Teck’s corporate governance practices do not differ in any material way from those followed by NYSE listed U.S. domestic issuers, with any differences being a matter of form rather than substance.

Committee Reports

The Board has five standing committees, being the Audit Committee, Governance Committee, the Compensation Committee, the Safety & Sustainability Committee, and the Technical Committee.

The five standing committees hold regularly scheduled meetings throughout the year. The Board may also constitute informal sub-committees of the Board from time to time on an ad hoc basis to review certain matters in further detail, as it may consider appropriate. In April 2022, a Special Committee was formed to consider alternatives relating to the potential sale of or other transaction involving Teck’s steelmaking coal business. The Special Committee also considered matters to do with the transaction to collapse Teck’s dual-class share structure, which was implemented in May 2023. With the announcement of the transactions related to the sale of Teck’s steelmaking coal business in November 2023, the Special Committee’s activities are winding down.

An in-camera session is held at each meeting for the independent members of the Board and committees to meet in camera without management present. Each committee has the authority to engage external advisors or consultants as they may deem necessary to assist them in carrying out their duties and to approve the related contracts and fees. In 2023, the Special Committee engaged independent legal, financial and government relations advisors to assist them in carrying out their mandate, whose engagements continued in 2023.

Teck’s standing committees are composed of 100% independent directors. The Chair, Vice Chair, and CEO generally attend all committee meetings, where possible and as appropriate.

The reports below describe each standing committee’s key responsibilities, members, and activities in 2023. Each of the standing committees has a charter that describes its functions in more detail and is available on our website at www.teck.com/about/governance.

Report of the Audit Committee
Members	Power (Chair), Balhuizen, McVicar and Schiodtz
Members’ Qualifications

All of the members of the Committee are financially literate, at least two Committee members qualify as audit committee financial experts under the Sarbanes Oxley Act of 2002 (“SOX”), and all of the members meet additional independence standards for audit committees under applicable laws and stock exchange rules.

Each member has significant experience relevant to Committee responsibilities, either through audit committee or other executive experience with other companies. Please see their biographies beginning on page 8 for further details.

Meetings in 2023	The Committee met seven times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	• provide an open avenue of communication between management, the external auditor, the internal auditor, and the Board
• assist the Board in oversight of:
• integrity, adequacy, and timeliness of financial reporting and disclosure practices
• processes for identifying the principal financial reporting risks and reviewing internal control systems
• compliance with legal and regulatory requirements related to financial reporting
• accounting principles, policies, and procedures used by management to determine significant estimates
• anti-fraud programs and controls, including identification of fraud risks and implementation of anti-fraud measures
• whistleblower mechanisms
• engagement, independence and performance of the external auditor
• internal audit mandate and planning, including SOX compliance audits
• assist the Board in oversight of the management and governance of Teck’s pension plans
• assist the Board in oversight of the management and governance of Teck’s cybersecurity programs
Key Activities in 2023	• reviewed with management and the external auditor and recommended to the Board for approval the annual financial statements and reviewed with management and the external auditor and approved the interim financial statements, along with the related management’s discussion and analysis and other disclosure documents
• obtained assurances from management and the external auditor regarding compliance with legal and regulatory requirements related to financial reporting

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• reviewed the adequacy of the system for employees to confidentially and anonymously report questionable accounting, auditing, financial reporting, and disclosure practices
• related to the proposed coal separation transaction and coal business sale transactions, reviewed the financial reporting considerations, accounting treatment, disclosure requirements, bonding considerations, pension matters, and potential impact of those transactions on Teck’s credit ratings, liquidity and financial condition
• reviewed with management the QB2 project budget and capital expenditure forecast, and related governance processes
With respect to the External Auditor:
• reviewed the overall audit scope, plans, and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States
• received written disclosures from the external auditor as recommended by the Chartered Professional Accountants of Canada
• reviewed the independence of the external auditor, including a review of non-audit services and receipt of written assurance of independence from the external auditor
• required prior approval of all non-audit services provided by the external auditor
• approved the fees payable to the external auditor
• reviewed the overall performance of the external auditor
With respect to Financial Controls:
• continued its oversight of the Financial Controls Program (“FCP”) to ensure compliance with SOX and applicable Canadian rules on internal controls over financial reporting
• received the external auditor’s report on and attestation to management’s certification of the FCP
• reviewed the process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls
With respect to the internal audit group:
• reviewed the independence of the internal audit group, including the performance of the Vice President, Assurance and Advisory
• reviewed and approved the mandate, resources, annual budget and audit plan of the internal audit group and the results of internal audits completed during the year
With respect to Pension Matters:
• reviewed the design of and coverage under the pension plans
• reviewed and approved changes to the pension funding policy for the defined benefit plans and the level of contributions to the defined contribution plans
• monitored the authority delegated to management’s Executive Pension Committee to administer each pension plan in accordance with applicable law and the terms of the relevant plan
• reviewed compliance with applicable minimum funding requirements and the policies and procedures in place in respect thereof, including reviewing actuarial reports
• reviewed and monitored investment of pension fund assets for defined benefit plans, including the policies and procedures in place in respect of investment policies and goals and overall governance
• reviewed and monitored the sufficiency and appropriateness of the investment choices available under defined contribution plans and the communication and educational materials provided to plan members
• reviewed and monitored the performance of investment managers, including the process established for selection, retention, or replacement of investment managers and advisors
With respect to other matters:
• received regular reports on significant litigation matters, reports made through Teck’s whistleblower reporting mechanisms, and resulting investigation processes and results
• met regularly alone and also with the each of the CFO, external auditor, and lead internal auditor separately and without management present
• received presentations on cybersecurity and Teck’s digital systems, including information on top cybersecurity threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs
• reviewed treasury matters on a quarterly basis, including liquidity, leverage metrics, financial assurance capacity, and capital allocation considerations
• completed the annual review of and approved changes to the Committee’s charter providing for the Committee’s review of succession planning for key finance leadership roles
• received a presentation on taxation matters relevant to Teck and reviewed and recommended to the Board an updated tax policy
• reviewed Teck’s requirements to post bonds to secure reclamation obligations and approved an increase in Teck’s bilateral credit facilities required to support those obligations
• reviewed succession plans in place for key finance leadership roles and talent development plans

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Report of the Compensation & Talent Committee
Members	Dowling (Chair), McVicar, and Power
Members’ Qualifications	Each member has significant experience relevant to Committee responsibilities, through compensation committee and/or other executive experience with other companies. Please see their biographies beginning on page 8 for further details.
Meetings in 2023	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	• assist the Board in carrying out its responsibility for developing policies on and reviewing and approving executive and Board compensation and other broadly applicable compensation and benefit programs
• oversee material compensation plans with respect to risk management principles
• assist the Board in oversight of succession planning, talent management, and executive development programs
Key Activities in 2023	• reviewed and recommended to the Board for approval:
• annual incentive plan performance ratings for business units and functional groups for 2022 and 2023 annual incentive plan performance targets

•   the CEO’s 2022 performance evaluation, based on the Board’s assessment of the CEO’s performance against established annual objectives

•   the CEO’s 2023 compensation, including adjustments to base salary, annual incentive target, and long-term incentive grants

• the recommendations of the CEO regarding 2023 annual objectives and compensation for other senior executives, including evaluation of performance relative to annual objectives and adjustments to base salaries, annual incentives, and long-term incentive grants
• a new Respectful Workplace Policy
• a new NYSE compliant “clawback” compensation reimbursement policy
• non-executive director compensation and equity grants
• compensation and appointments of executives appointed during the year
• the appropriate peer group of companies against which to assess the competitiveness of Teck’s executive and director compensation policies and plans
• the appropriate peer group of companies against which to assess the relative total shareholder return performance metric of the PSU and PDSU plans
• reviewed executive and director compensation disclosure in the annual proxy circular, to ensure it reflected the decisions and rationale of the Committee and the Board
• performed functions assigned to it under the equity compensation plans, including evaluating and recommending to the Board for approval equity grants for directors, executives, and employees
• reviewed the shareholdings of the senior executive team and directors relative to the mandatory minimum shareholding requirements established
• reviewed material compensation programs to confirm alignment with risk management principles and that there is no encouragement of inappropriate or excessive risk taking
• reviewed the Committee’s role in oversight of incidents involving gender-based violence and mechanisms for reporting, response and investigation of such matters, under the Respectful Workplace Policy
• reviewed and provided feedback on proposed changes to Teck’s Bonus Plan Policy and long-term incentive compensation mix for executives
• received reports on the following:
• succession planning and executive recruitment with respect to the CEO and other senior executive team members
• executive development and employee talent management programs
• human resources strategic objectives and progress against previous goals
• benchmarking surveys of Teck’s executive compensation, provided by Mercer, and director compensation programs relative to peer company practices, provided by Meridian
• an independent compensation risk assessment for directors and executives, conducted by Meridian
• Teck’s seventh annual Gender Pay Equity, Diversity, and Inclusion Review
• executive compensation market trends and developments, provided by Meridian, including discussion of clawback policies, share ownership guidelines, post-employment hold periods, incorporation of environmental, social and governance metrics, and pay mix trends
• with respect to the proposed separation transaction and Coal Sale transaction, reviewed potential workforce and compensation impacts, including proposed organizational designs and executive roles and compensation, treatment of long-term incentive awards and a revised peer group
• completed the annual review of the Committee’s charter and work plan and the annual performance review for the Committee’s independent compensation consultant

Report of the Corporate Governance & Nominating Committee
Members	Strunk (Chair), Dowling, and Snider
Members’ Qualifications	Each member of the Committee is knowledgeable regarding corporate governance and has substantial and diverse board experience relevant to the Committee’s responsibilities. Please see their biographies beginning on page 8 for further details.

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Meetings in 2023	The Committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	• identifies individuals qualified to become members of the Board
• recommends nominees for election at each annual meeting or to fill vacancies
• considers and recommends corporate governance and continuing education programs
• recommends the Board’s committee structure and appointments, including chair roles
• oversees Committee and director evaluations
• reviews and considers developments in governance practices, polices and standards to ensure governance practices are rigorous, relevant and appropriate to Teck
• monitors ethics, conflicts of interest, conduct standards and compliance
• oversees Board independence and ensures that the interests of all shareholders are considered and protected in our governance process
Key Activities in 2023	• reviewed the independence and recommended the nomination or appointment of each director, including the interview and selection of a new independent director in 2023
• reviewed and recommended to the Board for approval the annual proxy circular disclosure
• reviewed correspondence received from shareholders and responses thereto and feedback received during shareholder engagement
• reviewed the composition of the Board and its committees, including discussion of optimal size, independent director representation, and diversity considerations
• reviewed each director’s status under the 15-year term limit for independent directors and considered succession planning in the context of the Board skills matrix and upcoming retirements
• oversaw the annual evaluation of the Board, committees, and individual director performance and recommended the implementation of an effectiveness improvement action plan
• reviewed and approved changes to the Board’s Skill Matrix and considered updates to the evergreen potential directors list
• reviewed the Board’s relationship with the Principal Class A Shareholders and considered matters relating to the transaction to collapse the dual class share structure
• at each meeting, reviewed and considered various emerging governance issues, including those relating to dual class share structures, regulatory developments, diversity disclosure, director independence, conflicts of interest, directors’ duties, corporate purpose, environmental and social issues, shareholder activism, proxy advisory service policies, and governance rankings
• reviewed the director education program and selected topics for educational sessions
• reviewed the relationship of and communication between the Board and management
• completed the annual review of the Committee’s charter and work plan, the Board Mandate, and Position Descriptions for the Independent Board Chair, Vice Chair, Committee Chair, and Individual Directors

The Governance Committee welcomes input from shareholders on governance matters. Email: Governance@teck.com

Report of the Safety & Sustainability Committee
Members	Schiodtz (Chair), Balhuizen, Sagawa, Snider, and Strunk
Meetings in 2023	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	• Review corporate policies, procedures, and performance with respect to health and safety, the environment, engagement with communities and Indigenous relations, climate change, tailings, legacy properties and reclamation, and other safety and sustainability related matters
Key Activities in 2023	• received updates on progress against long-term sustainability goals related to climate change, responsible production, people, communities and Indigenous peoples, water, tailings management, biodiversity and reclamation, and health and safety
• reviewed and recommended to the Board for approval:
• the annual Sustainability Report
• the 2022 achievement rankings for the sustainability metrics under the annual incentive plan and the metrics for the sustainability progress index used for the executive long term incentive plan performance measurement
• updated policies related to Political Contributions, Indigenous Peoples, Human Rights, Water, and an updated Code of Sustainable Conduct
• the 2023 sustainability materiality assessment
• the 2023 sustainability bonus and health and safety modifier framework
• the Tailings Management Policy
• received regular updates on:
• Teck’s health and safety performance, including safety lagging and leading indicators, occurrence reports, and investigation results, including remedial measures and dissemination of findings
• environmental compliance matters, including mitigation and remediation plans

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• environmental management and planning, including occurrence reports and remedial measures
• Elk Valley Water Quality Plan compliance, environmental impact monitoring, research related to Saturated Rock Fills and other emerging technologies, and other selenium, nitrate and deleterious element reduction and remediation matters
• engagement with communities, Indigenous peoples, governments, and stakeholders
• permitting, government engagement, and changes to relevant health, safety and environmental standards, laws, regulations, and enforcement in the jurisdictions Teck operates in
• received special reports on the following:
• Climate change and decarbonization, including Teck’s action plan, material risks and opportunities, and carbon pricing considerations
• updates on modern slavery legislation and reporting requirements
• Teck’s mine closure standard and updated bonding requirements
• Teck’s policies and procedures for addressing and preventing gender-based violence
• Chilean and Peruvian socio-political updates, including proposed Chilean constitutional amendment and mining royalty bill review
• Teck’s equity, diversity and inclusion, respectful workplace, and mental health initiatives
• annual in-depth legacy properties update, with a focus on risk management
• annual tailings storage facilities management and risk mitigation update, including compliance with the Global Industry Standard on Tailings Management (“GISTM”) and a meeting with members of Teck’s independent tailings review board
• completed site visits to Teck’s Quebrada Blanca Operations in Chile and Highland Valley Copper Operations in British Columbia
• completed the annual review of the Committee’s charter

For information on our sustainability strategy and commitments, including our medium and long-term carbon reduction goals, please see our most recent Sustainability Report and our most recent TCFD-aligned report, which are available on our website at www.teck.com/reports

Report of the Technical Committee
Members	Snider (Chair), Balhuizen and Dowling
Meetings in 2023	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	To assist the Board by providing oversight of Teck’s:
• estimation and disclosure of mineral reserves and resources
• material technical, operational project matters
• innovation and technology matters, including strategy implementation, research and development, and adoption of emerging technologies
Key Activities in 2023	• received multiple in-depth briefings on the QB2 project, including updates on health and safety, construction ramp-up and progress, cost management, permitting, environmental and archeological matters, contractor demobilization, schedule and cost risk assessments, and initiation of a QB2 independent review to consider lessons learned for application to future projects
• received briefings on Teck’s project development framework, project risk management strategy, and global project governance model, including talent management, partnering strategies, and technology applications
• received briefings on Teck’s exploration and development project portfolio, including Aktigiruq and Anarraaq, Zafranal, and the QB asset expansion
• received a briefing on Teck’s exploration and geoscience strategy, objectives and priorities
• reviewed and recommended for approval by the Board the proposed mineral reserves and mineral resources disclosure for inclusion in the 2022 annual filings
• reviewed and approved composition of the Management Reserves Committee and the Qualified Persons and Supervising Professionals for all sites
• received an update on expected changes for year-end mineral reserves and resources reporting relating to 2023
• reviewed and approved the commodity price and exchange rate assumptions for mineral reserve and resource estimates and reporting in 2023 annual filings
• received a report from the external reserve auditors regarding the Galore Creek project, as part of a program of regular rotating external audits
• completed the annual review and approved changes to the procedures and policies for mineral and oil and gas reserve and resource estimation and reporting
• received updates on regulatory developments related to reserves and resources matters, including on the estimation and disclosure of mineral reserves and resources;
• completed the annual review of the Committee’s charter and work plan

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Governance Highlights

The following table contains a summary of certain of Teck’s governance practices and policies. Further information on certain of these topics can be found later in this Circular where indicated.

Governance Topics	Our Practice
Dual Class Share Structure	The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual class share structure to ensure that the interests of all shareholders are considered and respected.
Read more about our Dual Class Share Structure Governance on page 26
Director Independence	A majority of directors are independent, and, if all nominated directors are elected, two of 10 (20%) will not be independent. Our committees are composed of 100% independent directors.
Meetings of Independent Directors	The Board has adopted a policy that at each Board and Committee meeting held, the non-executive directors will meet without management present and the independent directors will meet without non-independent directors present.
Independent Chair	Teck has had an independent Chair of the Board since 2018. Sheila Murray, an independent director, has served as Chair of the Board since February 2020.
Read more about Director Independence on page 25
Position Descriptions

A position description for the Independent Chair of the Board has been approved by the Board and sets out the Chair’s responsibilities, including:

•   chairing meetings and facilitating frank and open discussions

•   providing ethical and independent leadership to enable the Board to effectively function with integrity

•   advising and assisting the Board and management in the development and execution of strategy

The Board has also adopted position descriptions for the Committee Chairs.

The Position Description for the Independent Chair of the Board and other governance related documents are available on Teck’s website at www.teck.com/about/governance
CEO Position Description

A position description for the CEO has been approved by the Board. The CEO reports to the Board, has general supervision and control over the business and affairs of Teck, and is expected to (among other things):

•   foster a corporate culture that promotes ethical practices, encourages individual integrity, and fulfills social responsibility

•   develop and recommend to the Board a long-term strategy and vision for Teck that leads to creation of shareholder value

•   develop and recommend to the Board annual business plans and budgets that support Teck’s long-term strategy

•   consistently strive to achieve Teck’s financial and operating goals and corporate objectives

Director Nominations

The Governance Committee is responsible for recruiting and proposing new director nominees and does the following on an ongoing basis:

•   consults with the Board to identify the mix of skills, expertise and qualities required for directors and assess additional attributes required to maintain an appropriate mix on the Board, including diversity considerations

•   identifies impending Board vacancies to allow appropriate time for recruitment

•   develops a short-list of candidates and arranges meetings with the Governance Committee, Board Chair, CEO, and other Board members as may be appropriate

•   ensures proposed nominees are prepared to take on the level of commitment expected of Teck directors

•   recommends proposed nominees to the Board

Board Renewal and Term Limit

The Board believes that effective Director renewal has taken place, with the nominated Directors having an average tenure of 6.2 years (4.9 years for independent directors) and, assuming election of all nominees, 5 of 10 having joined the Board in the last 5 years.

The Board has adopted a term limit of 15 years for independent directors. Information regarding each current director’s latest expected retirement date is included with their biographies beginning on page 8.

The Board will continue to place emphasis on rigorous evaluation of all directors, regardless of the term limit, and believes that a balance between long tenure, familiarity with Teck’s business, long-term perspective on the industry, and fresh perspective is essential for effective governance.

Read more about Board Renewal on page 27
Majority Voting

Teck is governed by the CBCA, which has prescriptive rules that apply to director elections, including majority voting and individual election requirements. These rules require that, in an uncontested election, shareholders be given the ability to vote “for” or “against” each director and that a director will only be elected if a majority of the votes cast in respect of their election were votes “for” their election.

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If the shareholders fail to elect the minimum number of directors required under our articles due to a lack of a majority of “for” votes for one or more director nominees, the directors who were elected at the meeting may exercise all their powers as directors, provided that they constitute a quorum. If an incumbent director does not receive a majority of votes cast “for” their election, they are permitted to remain as a director until the earlier of (a) the 90th date after the date of the Meeting, and (b) the date on which their successor is appointed or elected, if necessary to satisfy quorum requirements. The elected directors may only re-appoint an incumbent director who was not elected in the most recent director election in order to fill a vacancy where their appointment is required to satisfy the CBCA requirements for either the minimum number of Canadian resident or non-management directors.

Beyond those exceptions, Teck’s Board no longer has discretion to determine whether a director who did not receive a majority of votes “for” their election can continue as a director.

Advance Notice Requirements	Teck’s by-laws contain advance notice requirements for director nominations, in order to provide a transparent, structured, and fair process in which shareholders can submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information required by the by-laws, not less than 30 days nor more than 65 days prior to the date of the meeting. Teck’s by-laws are available on our website at www.teck.com/about/corporate-governance.
Mandatory Shareholdings

We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer.

Senior management other than the CEO are required to maintain holdings of shares and/or share units equal to two times their annual salary. The CEO is required to hold five times his annual salary.

Read more about mandatory shareholdings for directors on page 16 and for executives on page 35
Diversity – Board

The Board has adopted a company-wide Inclusion and Diversity Policy, and a specific Board Diversity Policy. If all nominees proposed to be elected as directors at the Meeting are elected:

•   3 of 10 directors (30%) will identify as women, including the Chairs of the Audit and Governance Committees and the Board

•   1 of 10 directors (10%) will be a person who identifies as a member of a visible minority

•   1 of 10 directors (10%) will be a person who identifies as having a disability

•   No directors will be persons who identify as Indigenous peoples

When considering candidates for director, the Governance Committee and Board consider the level of representation on the Board of members of designated groups, including women, visible minorities, Indigenous peoples, and persons with disabilities, in addition to candidates’ business skills, qualifications, and career history. The Board has adopted a Board Diversity Policy that requires that search consultants retained to assist with the identification of potential nominees be instructed to ensure that candidates reflecting these diversity criteria are brought forward for consideration.

The Board Diversity Policy includes a target that no one gender comprise more than 70% of directors at any time. The Board has not adopted any other diversity related targets at this time.

Diversity – Executives

Teck considers the level of representation of designated groups, being women, visible minorities, persons with disabilities, and Indigenous peoples in executive officer positions but has not set any targets. As of March 4, 2024, four out of 17 members of senior management of Teck (as defined in the CBCA) identify as women (24%), including the Board Chair, and one identifies as a member of a visible minority (6%). There are no members who identity as Indigenous peoples or persons with disabilities.

Following certain retirements planned in early 2024 and the anticipated sale of the Coal business unit, it is expected that Teck’s senior management (as defined in the CBCA), will consist of 14 members, four of whom identify as women (29%) and one of whom (7%) identifies as a member of a visible minority.

Read more about Diversity on page 28
Board Evaluations	The Board conducted its annual Board, Committee and Peer effectiveness review, which was conducted by the Chair of the Governance Committee. Each Board member and key members of management were interviewed independently to solicit qualitative feedback on Board, Committee, and individual performance in key areas and on governance and Board procedures generally. The results of the evaluation were reviewed by the Governance Committee, which developed a plan to implement improvements to the Board and Committee processes and follow-up with individual directors as necessary.
Shareholder Engagement	The Board has adopted a Shareholder Engagement Policy describing how shareholders can provide direct feedback to the Board, which is available at www.teck.com/about/governance.
Read more about Shareholder Engagement on page 30
Director Orientation

The Board has adopted a Director Orientation Program designed to:

•   provide each new director with a baseline of knowledge to serve as a basis for informed decision-making

•   tailor the information provided to the director’s unique mix of skills, experience, education, and knowledge

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•   deliver information gradually to minimize overload and maximize lasting educational impact

The orientation program consists of a combination of written materials, one-on-one meetings with Teck senior management, and other briefings and training as appropriate.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, Teck has a program of continuing education in place, and, as part of that program Teck:

•   arranges presentations by internal and external experts to the Board or committees on matters of particular import or emerging significance to Teck

•   provides briefings on matters of particular interest in advance of scheduled Board meetings

•   distributes written background materials on matters of relevance to Teck’s business

•   arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management

•   identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors

Directors also participate as discussion leaders and panelists on topical issues facing Teck and the industry at annual strategic planning meetings.

Read more about Teck’s Director Education on page 29
Director Compensation

Director and officer compensation is set by the Board, as recommended by the Compensation Committee on the advice of its independent consultant and with reference to market data, with a view to establishing target compensation at the median of the Compensation Comparator Group.

We pay director compensation to non-executive directors only and do not issue stock options to non-executive directors. Directors take a substantial proportion of their fees in a share-based retainer and, until the mandatory minimum shareholding is reached, new directors must take all compensation in the form of DSUs, other than travel fees and reimbursement for out-of-pocket costs.

Read more about Teck’s Director Compensation beginning on page 14
Board Interlocks	The Board has not set a formal limit on the number of directors who may serve on the same board of another company; however, we do assess board interlocks in nominating individuals to serve on the Board and disclose interlocks when they occur. There are currently no interlocking directorships.
Attendance

Directors are expected to attend all meetings of the Board and Board committees on which they serve, to come fully prepared, and to remain in attendance for the duration of the meetings. Under the Governance Committee Charter, the Governance Committee reviews the attendance of each director who has not attended at least 75% of Board or applicable committee meetings and considers their suitability for nomination as a director.

Average attendance for all directors at Board and Committee meetings was 98% in 2023, a year in which a significant number of additional Board and Committee meetings were required in order to address several extraordinary matters under consideration.

Over-boarding Policy

The Board believes that directors must have sufficient time available to properly prepare for and attend Board meetings in order to make a full contribution to the Board. The Board considers an individual to be over-boarded (and generally ineligible for nomination as a Teck director) where an individual is on:

•   more than three public company boards in addition to Teck, if they are not otherwise employed

•   more than one public company board in addition to Teck, if they are employed full time

The Governance Committee may make exceptions if it is satisfied that a nominee will be able to devote sufficient time and attention to Board matters despite outside commitments. No exceptions were requested or granted in 2023. Once on the Board, directors must consult with the Chair prior to accepting additional board positions.

Code of Ethics

Teck’s Code of Ethics is available on our website at www.teck.com and on SEDAR+ at www.sedarplus.ca.

The Audit Committee receives quarterly reports on the operation of Teck’s fraud reporting system and reports to its whistleblower hotline. Employees, officers, and directors are required to certify their compliance with the Code of Ethics annually.

Conflicts of Interest and Related Party Transactions

Each director must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board of the conflict or perceived conflict and refrain from participating in any discussion of the matter and abstain from voting on it. This would include any potential related party transaction that may be considered by the Board, including in situations where there may be multiple parties involved in a competitive bid process.

Related party transactions are rare, but when they arise, they are carefully scrutinized by non-conflicted, independent directors, and would be reviewed in the context of Teck’s Code of Ethics on the basis of whether any such transaction was in the best interests of Teck. An independent special committee may be formed to review a transaction.

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A standing conflict of interest item is on the agenda for each Board meeting in order to prompt directors to proactively disclose any potential or perceived conflicts of interest or potential related party transactions and to facilitate disclosure and discussion of any potential issues as early as possible.

Ethical Business Culture

Teck’s “Doing What’s Right” program reinforces the core values set out in our Code of Ethics. This program is refreshed through bi-annual online training for all employees, other than union or hourly workers.

Compliance with the Code of Ethics is monitored by an annual survey and certification of directors and staff employees. Directors and staff are required to certify that they have complied with the Code and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management, the Chair of the Audit Committee, or as otherwise prescribed.

Claw-Back Policy	Teck has adopted a formal policy to recoup management compensation in appropriate circumstances. As a NYSE-listed company, in 2023 Teck adopted a new executive compensation claw-back policy consistent with the requirements adopted by the U.S. Securities and Exchange Commission. This policy requires the repayment of any incentive-based compensation that was erroneously awarded in the event of an accounting restatement of Teck’s financial results due to its material non-compliance with any financial reporting requirement under applicable securities laws, regardless of any misconduct or knowledge of the officer who received the compensation, with all executive officers being subject to the policy. The policy is available as an exhibit to Teck’s most recent Form 40-F filed on EDGAR at www.sec.gov/edgar.
Read more about Teck’s compensation clawback policies on page 35
Anti-Hedging Policy	Teck’s Employee Trading Policy prohibits insiders and employees from selling shares in Teck that they do not own or have not fully paid for (short-selling) and from buying or selling financial instruments on shares of Teck at any time that are designed to hedge or offset a decrease in the value of Teck’s shares, including equity-linked compensation.
Cybersecurity	The Audit Committee has explicit oversight for cybersecurity-related matters under its Charter. The Audit Committee receives quarterly briefing materials on Teck’s cybersecurity risk management program, including details of top threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs. Each of the directors completed Teck’s cybersecurity training in 2023.

Independence Determination

Each year, a detailed questionnaire is circulated to all director nominees to elicit the information required to assess director independence prior to preparation of materials for the annual meeting of shareholders. The Governance Committee assists the Board in its independence assessment for general Board purposes and for service on Committees, considering both the independence requirements of National Instrument 52-110 and the rules of the TSX and NYSE that are applicable to Teck.

The Board considers directors to be independent if they are not members of management and are free of any interest or any business, family, or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of Teck, other than interests and relationships arising solely from holdings in Teck. The Board also considers whether directors have a direct or indirect material relationship with Teck as defined in subsection 1.4 of National Instrument 52-110. Any such material relationship will result in the Board to concluding that the relevant director is not independent.

The Board has concluded that 8 of the 10 director nominees in 2024, a majority, are independent, other than:

•	Mr. Price, who is Teck’s President and CEO
•	Mr. Keevil, who is related to Teck’s former CEO and Chairman

The Board holds in camera sessions without management and for independent directors for a portion of each Board meeting.

Risk Oversight

The Board has an overarching responsibility to take reasonable steps to ensure that management identifies, understands, and evaluates the principal risks of and to Teck’s business, implements appropriate systems to manage and mitigate these risks, with the aim of achieving a proper balance between risk and reward. The Board receives regular quarterly reports from management on enterprise and site-specific risk management, in addition to reports regarding specific risks, including ethical conduct, financial management, environmental management, and employee health and safety.

The Board considers that the most significant risks facing Teck vary from time to time depending on the prevailing economic climate and the specific nature of Teck’s activities, strategy, and corporate objectives at the relevant time. At each meeting of the Board, the Board discusses current risks associated with Teck’s business and strategy and considers the general and particular risks Teck faces. In 2023, the Board reviewed and approved a new enterprise risk management policy and associated framework, including undertaking a refreshed assessment and benchmarking process related to defining the principal risks faced by Teck. In 2024, the Board will continue to oversee the implementation of this framework, including assessment and classification of risk and risk appetite for Teck’s operations, projects, and functional groups. The Board will regularly review the principal risks facing Teck, the appetite for various categories of risk, and

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relevant risk mitigation measures in order to monitor the potential vulnerability of Teck’s business and financial condition in light of risks that may arise, including:

•	risks related to the health and safety of our employees and the communities in which we operate;
•	risks related to commodity prices, exchange rates and general economic conditions;
•	risks related to strategic execution;
•	risks related to project development, including capital cost overruns and delays in receipt of permits or governmental approvals;
•	risks related to compliance, including water quality management and other environmental issues;
•	risks related to technology and information technology, including cyber and data security;
•	risks related to existing operations, including general risks related to operational efficiency and less common but potentially high impact risks, such as extreme weather events, labour disputes, and community issues;
•	risks related to the physical and transition impacts of climate change;
•	risks relating to outstanding litigation that Teck may be involved in from time to time;
•	risks related to workforce development and capabilities and talent management; and
•	longer-term risks such as geopolitical risk and risks related to adverse changes in tax, environmental or other regulation.

In 2023, the Board continued to devote significant attention to risks related to its strategic plans, progress towards completion of construction and ramp-up of the QB2 project, water quality management related to our Elk Valley operations, portfolio composition, and the impact of geopolitical risk on the market for Teck’s products and the economy more generally. A detailed list of risk factors facing Teck can be found in our most recent Annual Information Form, which is available on SEDAR+ at www.sedarplus.ca.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of these risks and the risk ranking and appetite will depend in part on the context at the time of the assessment. The Board will continue to regularly review management’s processes in place for identification, monitoring, and mitigation risk. The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and management’s processes to deal with those risks.

Dual-Class Share Structure

Governance Considerations

In 2023, following shareholder approval, Teck implemented a six-year sunset period for the dual class share structure with the result that on May 12, 2029, the Class A Shares will automatically convert into Class B Subordinate Voting Shares, which will then be renamed common shares, on a one-for-one basis. Until that date, the Governance Committee will continue to assess governance principles and developments relating to our dual class share structure. The Board believes that Teck’s constating documents, governing statute, and established practices currently provide reasonable protection against potential process concerns and that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure. Protections include:

•	under the CBCA, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes;
•	the existence of “coattail” provisions for the benefit of Class B Subordinate Voting Shareholders, with the aim of ensuring fair treatment of Class B Subordinate Voting Shareholders in the event of a take-over bid that is accepted by holders of a majority of Class A Shareholders, as discussed further below; and
•	both classes of shares are widely held and listed on the TSX and, while the trading volume of the Class A Shares is modest when compared to that of the Class B Subordinate Voting Shares, there are no restrictions on an investor purchasing Class A Shares in the market.

Teck’s dual class share structure has been key in facilitating its growth into a major diversified Canadian mining company, as the principal Class A Shareholders have been committed long-term investors with a deep knowledge of Teck’s business and its industry, which is expected to continue during the sunset. The Board recognizes that this longer-term perspective has permitted Teck to make decisions that have helped grow shareholder value significantly over the last few decades and will continue to benefit all shareholders.

While in the vast majority of matters that come before the Board, the interests of both classes of shareholders are entirely aligned, the Governance Committee and the Board recognize that, to fulfill Teck’s commitment to good governance, the dual class share structure requires vigilance and robust governance practices. The dual class share structure does create a disparity between voting interests and equity interests that could create some potential for conflicts of interest, as could arise in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual class share structure or a single voting class structure. Accordingly, the Board and the Governance Committee closely scrutinize any situation in which the interests of Class A Shareholders and Class B Subordinate Voting Shareholders could diverge.

In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest. For example:

•	only 2 of 10 directors nominated for election at the Meeting have any interest in or relationship with any of the principal Class A Shareholders and no other director holds any Class A Shares;
•	the Board committees are constituted with 100% independent directors;

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•	in addition to being independent, no directors on the Audit, Governance, or Compensation Committee have a material relationship with the principal Class A Shareholders;
•	directors and executives are required to maintain minimum holdings of Class B Subordinate Voting Shares or share units linked to the price of Class B Subordinate Voting Shares only;
•	equity-linked compensation for directors and officers is tied to the Class B Subordinate Voting Share price; and
•	we publicly report shareholder voting results in detail, including by class.

Importantly, there is no provision in Teck’s articles or by-laws that would permit Class A Shareholders to take any corporate action unilaterally. All decisions of Shareholders must be taken at meetings at which appropriate notice is given. So long as Teck has more than one class of voting shares, the Governance Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.

Subordinate Voting Shareholder Protection

The Class B Subordinate Voting Share rights contain so-called “Coattail Provisions” providing that if an offer (an “Exclusionary Offer”) to purchase Class A Shares is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, then each Class B Subordinate Voting Share will be convertible into one Class A Share at the holder’s option, provided that any converted Class A Shares are deposited to the Exclusionary Offer. Any shares so converted will automatically convert back if they are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for by the offeror.

The Class B Subordinate Voting Shares will not be convertible if holders of a majority of the Class A Shares (excluding shares held by the offeror) certify to Teck that they will not, among other things, tender their Class A Shares to the Exclusionary Offer. The Coattail Provisions will not apply if an offer to purchase Class A Shares does not constitute a “take-over bid” under applicable securities legislation or stock exchange requirements or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Class A Shares.

The above is a summary only and reference should be made to the full text of the Coattail Provisions in Teck’s articles, which are available on our website at www.teck.com.

Board Renewal

The Board annually reviews its processes for Board renewal and believes that effective Director renewal has taken place, with the nominated independent Directors having an average tenure of 4.9 years and four of the eight independent nominees having joined the Board in the last five years. In 2020, on the advice of the Governance Committee, and considering the potential benefits for succession planning and board renewal, the Board adopted a term limit of 15 years for independent directors. Under the term limit, independent directors will not stand for election at the shareholders’ meeting that is 15 years after the AGM at which they were first elected, or at the shareholders’ meeting following the 15th anniversary of the date they joined the Board, if they were initially appointed to the Board outside of the regular annual meeting process. This term limit applies to independent directors only.

In adopting the 15-year term limit for independent directors, the Board considered the long term and cyclical nature of the mining business and the significant length of time required to advance a mining project from the exploration stage to an operating mine. The Board continues to place emphasis on annual rigorous evaluation of all directors, regardless of the term limit. The Board relies on the ongoing appraisal of the skills and contributions of individual directors as against the combination of skills and experience required for the Board to function well, as determined in the annual evaluation process. The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, allows the Board to maintain the appropriate balance between long tenure, which brings deep familiarity with Teck’s business, institutional memory, and long-term perspective on the mining industry, and fresh perspective, which can prompt re-examination of various aspects of the business and governance practices.

Of the 10 director nominees as at the Meeting date, 5 (50%) will have 5 years of service or less, 3 (30%), will have between 6 and 10 years of service, and 2 (20%) will have 11 or more years of service.

The Board believes that its approach combining a term limit with a holistic review as described above provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee levels.

Directors’ Skills and Experience

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities. The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business. Each nominated director has identified their areas of expertise. All directors have leadership experience as CEO, CFO, or a similar senior management role in an organization of significant size or complexity. This matrix is evaluated annually by the Governance Committee, who use the skills matrix when assessing the needs of the Board in the context of succession planning and evaluating potential director candidates.

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Area of Expertise	Balhuizen	Dowling	Keevil	Murray	Power	Price	Schiodtz	Snider	Strunk	Yamato
Age	55	67	60	67	58	47	64	72	62	51
Gender	M	M	M	F	F	M	M	M	F	M
Corporate Governance Sophisticated understanding of corporate governance practices and stakeholder engagement		✓	✓	✓	✓		✓	✓	✓
Strategic Planning Executive or board experience in strategy development, execution, analysis, and/or oversight	✓	✓	✓	✓	✓	✓	✓	✓	✓
International Business Executive or board experience with entities operating in multiple jurisdictions with diverse political, cultural, regulatory, and business environments	✓	✓			✓	✓	✓	✓	✓	✓
Mining or Commodities Business Executive or board experience at a major public or private mining company or other commodities-based business	✓	✓	✓	✓	✓	✓	✓	✓	✓
Transactions & Projects Experience with acquisitions, divestitures, joint ventures, M&A transactions, or large-scale project execution	✓	✓		✓	✓	✓		✓	✓	✓
Human Resources & Compensation Experience overseeing compensation practices, talent management and retention, and succession planning	✓	✓		✓	✓		✓	✓
Finance & Financial Reporting Expertise on financial statements and reporting matters, critical accounting policies, issues related to internal and external audits, and internal controls		✓			✓	✓	✓		✓
Environment & Sustainability Experience or education on overseeing environmental, climate change, health, community relations, and/or safety policies, and practices		✓	✓	✓	✓		✓	✓	✓	✓

Legal, Regulatory, & Risk Management

Experience advising on or overseeing or education in legal or regulatory compliance matters or risk management for a publicly-traded company or other organization of significant size or complexity

	✓			✓	✓	✓			✓

Equity, Diversity, and Inclusion

Board Diversity

Teck values diversity. The Board believes having directors with diverse backgrounds and experiences benefits Teck by enabling the Board to consider issues from a variety of perspectives, which can enhance effective decision-making and strategic planning. When assessing potential candidates for nomination to the Board, the Governance Committee considers diversity characteristics, including gender, national origin, ethnicity, Indigenous heritage, and disability, in addition to business skills, qualifications and career history, including experience in foreign jurisdictions. In the final analysis, the Governance Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a diverse slate of directors can bring to the issues facing Teck as a global mining enterprise.

The Governance Committee considers the level of representation of women, visible minorities, Indigenous peoples, and persons with disabilities in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that diverse nominees are considered when candidates for election to the Board are considered. The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity and representation of visible minorities, Indigenous peoples, and persons with disabilities, are brought forward for consideration.

The Board has adopted a goal of having no one gender comprise more than 70% of its members at any time. At this time, the Board has not adopted any other diversity related targets with respect to the representation of visible minorities, Indigenous peoples, or persons with disabilities, due to the current level of diversity of its members, and the need to carefully consider a broad range of criteria when appointing directors, including skills and applicable residency requirements.

If all nominees proposed to be elected as directors at the Meeting are elected:

•	3 of 10 directors (30%) will identify as women, including the Chairs of the Board and Audit and Corporate Governance Committees
•	1 of 10 directors (10%) will be persons who identify as a member of a visible minority
•	1 of 10 directors (10%) will be persons who identify as having a disability
•	no directors will be persons who identify as Indigenous peoples

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The Governance Committee annually reviews the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are reviewed. The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.

Executive and Workforce Equity, Diversity, and Inclusion

The Board believes that diversity can help create a stronger company. We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole. In 2023, women represented 24% of all Teck employees (up from 14% in 2015). In 2023, women accounted for 27% of all new Teck hires. We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within Teck. These include:

•	proactively reviewing development plans for high-performing and high-potential women
•	ensuring senior management succession plans include women
•	identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles
•	developing family-friendly flex-work policies to assist with recruitment and retention
•	regularly measuring gender pay equity to detect potential systemic pay gap issues
•	and changing job descriptions, titles, policies and procedures to be gender neutral and inclusive

With respect to members of senior management, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management. For this purpose, we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background, and culture.

Teck has not adopted specific numerical targets regarding number of executive officers who are women, visible minorities, Indigenous peoples, or persons with disabilities at this time, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that persons in those roles have been appointed solely or primarily on the basis of those characteristics rather than their specific qualifications. We are committed, however, to taking measures to enhance the advancement of women in management. To that end, Teck has established an Inclusive and Respectful Workplace Steering Committee, chaired by Teck’s President and Chief Executive Officer, to oversee implementation and monitoring of Teck’s equity, diversity and inclusion initiatives.

Teck is seeking to increase participation of women and other diverse employees in all levels of its workforce. Teck completed its seventh annual gender equity pay review in 2023, including an analysis of annual incentive and review rankings by supervisors and promotions during the year. The review found no evidence of a systemic gender pay issue and continues to assist Teck in tracking progress of high potential female employees. In 2022, Teck completed its second company-wide inclusion and engagement survey to build on the baseline data gathered in the first survey in 2020 and gain further insight on inclusion and diversity, employee engagement, and workplace culture. Results from the survey have informed the continued development of an inclusion and diversity strategic plan and we expect to conduct the survey again in 2024 to measure our progress.

As of March 4, 2024, of Teck’s 17 members of senior management (as defined in the CBCA), four (24%) identify as women, including the Board Chair, one (6%) identifies as a member of a visible minority, and none identify as Indigenous peoples or persons with disabilities. Following certain expected retirements and the anticipated sale of our steelmaking coal business later this year, it is expected that Teck’s senior management (as defined in the CBCA) will consist of 14 members, four of whom (29%) identify as women and one of whom (7%) identifies as a member of a visible minority.

Management Succession Planning

In accordance with its mandate, the entire Board has oversight of succession planning for senior management. Succession plans for all senior positions are developed and maintained by the Senior Vice President and Chief Human Resources Officer (“CHRO”) in consultation with other senior executives. The Board annually reviews and considers a report from the CEO regarding potential internal succession candidates by position, as well as management’s action plan for positions where no succession candidate has been identified.

The Board separately considers succession as it relates to the CEO. The CEO and CHRO annually present a detailed report on potential CEO successors, which considers the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim, and permanent basis, as well as development plans designed to give potential candidates critical experiences to enhance their readiness for succession. The Board reviews the report and discusses the attributes of each candidate in camera with the CEO to evaluate potential skills gaps vis-à-vis desired CEO attributes and abilities. Teck’s internal and externally facilitated executive development programs are aimed at providing participants with the skills and experiences necessary to be considered for more senior roles, including CEO.

Orientation and Continuing Education of Directors

As part of Teck’s orientation program, new directors are given copies of all policies, codes and mandates and provided with guidance concerning Teck’s business and disclosure practices. Executive leadership team members are made available to meet with new directors to familiarize them with Teck’s operations, programs, and projects. This program is intended to provide insight into Teck’s business and familiarize new directors with the policies and programs they require to perform their duties effectively.

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Teck’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to Teck’s projects and operations, sustainability and social matters, competitive factors, mineral reserves and resources, the economy, accounting and financial disclosure issues, and other initiatives intended to keep the Board informed of new developments and challenges that Teck may face. Analysts’ reports relating to the industry are distributed to directors regularly along with selected press clippings covering the industry and Teck’s peers. Directors hold an Board’s annual strategy meeting to consider Teck’s possible growth paths and other strategic matters. Directors are also encouraged to attend, at Teck’s expense, industry conferences and director education seminars and courses.

Directors’ continuing education during 2023 included the following:

Topic	Presented by	Attendees
Climate Change Disclosure and Litigation Trends	Paul, Weiss, Rifkind, Wharton & Garrison LLP	Full Board
Greenwashing Risks and Regulatory Trends	Herbert, Smith Freehills LLP	Full Board
Anti-Bribery & Corruption Compliance	PricewaterhouseCoopers LLP	Full Board
Cyber Security	SANS Institute	Full Board
Managing Risk and Identifying Opportunities in a Disruptive World	Society for Mining, Metallurgy & Exploration	E. Dowling
Global Metals & Mining Conference	BMO	E. Dowling, J. Price
PDAC 2023 Convention	Prospectors and Developers Association of Canada	N. Keevil, J. Price
Various	Eurasia Group, Institute of Corporate Directors	N. Keevil
Leadership	Harvard Business School Young President’s Org.	T. McVicar
Role of Boards with respect to Artificial Intelligence	Dr. Gary E. Marchant, Center for Law, Science and Innovation	S. Strunk
Corporate Governance	University of Arizona School of Law	S. Strunk (Instructor)
Climate Governance Initiative, Various	World Economic Forum	S. Murray, J. Price

Shareholder Engagement

The Board believes that constructive engagement with Shareholders can provide valuable insight and assist the Board in maintaining high standards of governance, particularly important in the context of Teck’s dual class share structure. The Board has adopted a Shareholder Engagement Policy to address how Shareholders can engage with the Board, which is available on Teck’s website.

The Board Chair and the Chairs of the Compensation and Governance committees are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation. Requests for meetings will be considered on a case-by-case basis. The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy. The Board encourages shareholder participation at the Meeting, and the Chair will be available at the Meeting to answer shareholder questions concerning governance matters.

The Board, CEO and senior management team engage with Shareholders on an ongoing basis. Since our last annual meeting, discussion topics have included the proposed separation or sale of Teck’s steelmaking coal business, Teck’s strategy and copper growth portfolio, Teck’s capital allocation framework, the QB2 project, executive compensation, climate change risk and strategy, the dual class share structure, executive talent management and development, board diversity and succession planning, and various environmental, social and governance matters.

Teck strives to keep Shareholders informed with respect to its business activities and financial results, including holding quarterly earnings conference calls, participating in roadshows and attendance by management members at numerous investor conferences, some of which are webcast. Members of the Board and management also engaged with investors and proxy advisory firms with the aim of obtaining insight into their views on our proposed coal separation transaction and the Coal Sale, our dual-class share structure sunset transaction, and related governance practices.

In 2023, the Board Chair and the Chairs of the Compensation and Governance Committees met with Shareholders primarily in the context of our annual and special shareholders’ meeting to discuss our proposed steelmaking coal separation transaction, the transaction to implement a sunset for our dual class share structure, corporate governance and compensation matters, management succession, sustainability and climate change strategy, portfolio composition, and other matters, in accordance with the Shareholder Engagement Policy. The Board intends to continue this shareholder engagement program in 2024.

Shareholder feedback on our governance policies and practices is welcome. Email: Governance@Teck.com

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INFORMATION ABOUT SUSTAINABILITY

Teck is committed to responsible resource development. We are focused on operating sustainably, ensuring the health and safety of our people, and building strong relationships with Indigenous peoples and communities. Teck’s long-term sustainability strategy sets out goals in the areas of health and safety, climate change, responsible production, employees, water, tailings management, communities and Indigenous Peoples, and biodiversity and reclamation. In 2023, we continued working towards achievement of our sustainability goals and announced an expansion to our climate action strategy, including a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025 and an ambition to achieve net-zero Scope 3 emissions by 2050, building on our previous goal to achieve net-zero emissions across our operations by 2050. Teck also set a goal to become a nature positive mining company by 2030 through conserving or rehabilitating at least three hectares for every one hectare affected by our mining activities.

Our sustainability strategy is integrated into decision-making by embedding it into management standards, executive compensation, and corporate, site and employee annual plans and objectives. Teck has adopted and implemented social and environmental policies, including a Code of Sustainable Conduct, which sets out specific requirements related to:

•	legal compliance and ethical business conduct
•	impact risk and opportunity management
•	identification, control and promotion of safety and health performance
•	sound environmental conduct and continuous improvement in performance
•	fostering stakeholder dialogue and respect for the rights, interests and aspirations of Indigenous Peoples
•	support for local communities and promotion of responsible use and supply of our products
•	maintaining a confidential feedback mechanism and conducting regular audits.

Teck has also adopted the following Board-approved policies, which are reviewed on a regular basis:

•	Code of Sustainable Conduct
•	Health and Safety Policy
•	Water Policy
•	Human Rights Policy
•	Indigenous Peoples Policy
•	Political Donations Policy
•	Climate Change Policy
•	Tailings Management Policy

Teck has taken steps to implement the Code of Sustainable Conduct and related policies through adoption of our Health, Safety, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

In 2023, Teck published its 22nd annual Sustainability Report. Teck’s most recent report aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”), which includes analysis of a 1.5°C scenario, is available on our website at www.Teck.com/Reports.

Teck has been recognized as a leader in sustainability and responsible resource development in several indices and through awards for our sustainability and safety performance. A selection of Teck’s recent achievements is set out below.

•	Named to S&P Global SAM Corporate Sustainability Index (DJSI) for 14th consecutive years in 2023	•	Moody’s ESG Score of 69, above the mining and metals North America sector average of 44 (scores of 60 or above are considered advanced)	•	Named to the Bloomberg Gender-Equality Index for the 6th straight Year in 2023

•	Ranked “AA” by MSCI and included as a constituent of the MSCI World Leaders ESG index since 2015	•	Named one of Corporate Knights Best 50 Corporate Citizens in Canada for the 17th consecutive year in 2023	•	Named one of Canada’s Top 100 Employers and Top Employers for Young People by Mediacorp

•	Named one of Corporate Knights 2023 Global 100 Most Sustainable Corporations, for the 5th straight year	•	Listed on FTSE4Good Index in 2023, and was ranked in the top percentile for the basic resources sector	•	Assessed by Corporate Human Right Benchmark in 2023, ranked above the extractive industry average

Further information about Teck’s Social and Environmental Policies and Commitments can be found in our 2023 Sustainability Report and Teck’s most recent TCFD-aligned report, Climate Change Outlook 2021. These reports are available on our website at www.Teck.com/Reports.

Teck’s first report under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act is available at the same link.

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INFORMATION ABOUT EXECUTIVE COMPENSATION

Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders. Teck is committed to paying for performance and providing strong alignment with the shareholder experience through an emphasis on equity-linked long term incentives. Long term realizable pay outcomes reflect these goals.

Compensation Discussion and Analysis

This section outlines Teck’s approach to executive compensation and outlines the Board’s compensation review and decision-making process and the policies, practices, programs and awards for Teck’s NEOs, who are the CEO, CFO and the three other most highly compensated executive officers at Teck. Teck’s 2023 NEOs were:

Jonathan H. Price	President and Chief Executive Officer (“CEO”)
Harry M. Conger IV	Former President and Chief Operating Officer (“Former COO”) (retired in November 2023)
Crystal J. Prystai	Senior Vice President and Chief Financial Officer (“CFO”)
Nicholas P.M. Hooper	Senior Vice President, Corporate Development & Exploration (“SVP Corp. Dev.”)
Charlene A. Ripley	Senior Vice President and General Counsel (“SVP Legal”)

Performance Highlights for 2023

Teck’s performance in 2023 included several significant highlights, including:

•	adjusted EBITDA[1] was $6.4 billion, driven by robust steelmaking coal and copper prices and higher steelmaking coal sales volumes
•	profit from continuing operations before taxes was $3.9 billion
•	adjusted profit attributable to shareholders[1] was $2.7 billion or $5.23 per share
•	profit from continuing operations attributable to shareholders was $2.4 billion or $4.70 per share for the year
•	our liquidity remained strong at $6.0 billion as at December 31, 2023, including $744 million of cash
•	we returned a total of $765 million to shareholders in 2023 through $250 million of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $515 million through dividends
•	on November 13, 2023, we announced a transformational transaction to further focus our portfolio on base metals and copper growth, with the sale of our steelmaking coal business, referred to as EVR; a majority stake in EVR will be sold to Glencore at an implied enterprise value of US$9.0 billion and a minority stake was sold to NSC and POSCO on January 3, 2024
•	regarding the QB2 project, construction of the molybdenum plant was substantially complete at the end of 2023 and commissioning was well underway; ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024; additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024
•	we continued to advance our copper growth portfolio with completion of the feasibility study at our HVC Mine Life Extension project and further progressing the feasibility studies at our San Nicolás and Zafranal projects
•	we completed the sales of our interests in Fort Hills and Quintette
•	announced agreements with NORDEN and Oldendorff Carriers intended to reduce steelmaking coal supply chain CO2 emissions
•	our Quebrada Blanca and Carmen de Andacollo operations were awarded the Copper Mark in recognition of environmentally and socially responsible production practices; our Trail Operations became the first stand-alone zinc processing site globally to receive the Zinc Mark in 2023 and, in February 2024, our Red Dog Operations was also awarded the Zinc Mark
•	we were named to the Dow Jones Sustainability World Index for the 14th consecutive year and recognized as one of the 2023 Global 100 Most Sustainable Corporations by Corporate Knights for the fifth straight year

[1]	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Summary of 2023 Compensation Outcomes

Teck’s 2023 annual incentive plan payouts reflect the achievement of significant advances on our strategic goals while recognizing challenges meeting cost and production targets during a transformational year. Unfortunately, overshadowing our performance was the occurrence of a fatality at our Quebrada Blanca operations in May 2023. In response, the Compensation Committee reduced the overall annual incentive amount by 5% for each executive and 2.5% for each other employee, to reinforce the link between compensation and safety and to recognize that safety is everybody’s responsibility.

Due to outperformance of our share price relative to our performance peer group and the ratio of EBITDA growth relative to commodity price changes over the performance period from February 2021 to December 2023, performance share units issued in 2021 that vested in December 2023 earned a 187.5% performance factor.

The table below summarizes the 2023 outcomes under the annual incentive and long-term incentive plans.

Compensation Plan	Corporate Rating	Safety Modifier	Company Rating	Business Unit Ratings	Individual Ratings
Annual Incentive	100%	98%	98%	Base Metal Sites: 115% Coal Sites: 104% Functional Groups: 122%	CEO: 130% NEO Average: 145%

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Compensation Plan	TSR Ranking	EBIDTA Metric	Performance Factor	Change in Share Price
PSU/PDSU	4th of 13 (175%)	2.034 (200%)	187.5%	+$27.0078

Realizable Pay

The value that our executives realize from our equity programs is a key driver of the pay for performance relationship. Our emphasis on equity compensation and significant shareholdings requirements for executives create a direct link between compensation and share price performance. A significant portion of target direct compensation is comprised of equity based long-term incentive awards. Accordingly, due to Teck’s share price performance in 2023, the realizable value of executives’ equity awards, including in-the-money stock options and marked-to-market value of share units, increased. A number of executives took the opportunity to realize gains from exercising in-the-money stock options during the year.

Teck operates in a cyclical industry and the realizable value of long-term incentives can vary dramatically from year to year and actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values. Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over the shorter term due to the cyclical nature of our business. Further details of this analysis can be found on page 46.

How is pay linked to performance?

✓ A high proportion of NEO compensation is at risk

✓ Annual incentive payments are based on Teck’s short term performance

✓ Performance-contingent share units vest based on Teck’s performance over a three-year period.

✓ Stock options only have value to the extent that the share price increases over a 10-year period

Changes for 2024

In 2023, the Compensation Committee reviewed and approved changes to Teck’s annual incentive compensation plan, to be effective in 2024, in order to streamline the program and increase transparency. A review of Teck’s equity-linked compensation plans is also expected, including a review of pay mix.

Compensation Philosophy and Approach

Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives
•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation
•	align compensation with performance over both the short- and long-term horizons
•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking
•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship
•	protect long-term shareholder interests by ensuring senior executive interests are aligned with those of shareholders

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on controllable performance. Teck’s Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•	an appropriate balance between fixed and variable compensation, with 85% of CEO and an average of 77% of other NEO compensation at risk in 2023
•	an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent, symmetrical formula basis in order to more closely track management’s actual performance and avoid windfall payments
•	benchmarking against a comparator group with whom we compete for talent and targeting compensation at market median
•	emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics

Compensation Governance

The following table sets out the roles and responsibilities of the compensation process participants:

Participant	Role and Responsibilities
Board

•   responsible for oversight of Teck’s business and management

•   reviews and approves executive compensation and any compensation policies, plans, programs, and grants, generally as recommended by the Compensation Committee

•   engages with Shareholders on compensation and governance matters

•   reviews succession plan with CEO on an annual basis

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Participant	Role and Responsibilities
Compensation Committee

•   oversees executive compensation matters and recommends to the Board Teck’s policies, plans, programs, and all forms of executive compensation in consultation with the CEO and CHRO

•   oversees talent management and executive development programs

•   reviews performance of CEO and other executives annually

•   monitors risks related to Teck’s compensation programs

•   annually reviews equity, diversity and inclusion initiatives at Teck

•   monitors compensation trends with input from the independent compensation consultant and management

•   reviews Teck’s compensation disclosure prior to publication

Management

•   proposes elements of a compensation program that supports Teck’s objectives, including annual compensation amounts, objectives, performance metrics, and equity grant details

•   implements processes required to administer compensation and talent management and development programs and the succession planning process

•   manages the process to establish performance objectives and measure performance against those objectives and reports on the results of those assessments to the Compensation Committee

•   initiates benchmarking processes and monitors market practices and regulatory developments and reports on recommended changes and potential impacts to the Compensation Committee

Compensation Consultant

•   provides independent advice to the Compensation Committee on a range of matters including market and regulatory trends and developments in executive and director compensation, peer group composition, and related governance and regulatory matters

•   reviews and provides feedback on management’s compensation proposals, including proposed CEO and NEO compensation and proposed changes to compensation policies, plans, and programs

•   provides competitive market benchmarking analyses on various compensation matters

•   provides ad hoc assistance as requested by the Compensation Committee from time to time

•   conducts and reports to the Compensation Committee on an annual compensation risk assessment

Compensation Consultant

Since 2012, the Compensation Committee has engaged Meridian to serve as independent advisor to the Compensation Committee, reporting directly to the Compensation Committee. Meridian does not provide any other services to Teck.

The table below shows fees paid to Meridian for the last two financial years:

Year	Advisor	Executive Compensation-Related Fees	All Other Fees
2023	Meridian	$138,981	$0
2022	Meridian	$147,257	$0

Compensation Risk

Our executive compensation is designed to incentivize Management to increase long-term shareholder value within the framework of our risk management tolerance. Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior management meetings. This process supports a strong embedded risk management culture throughout the organization. In the normal course of business, Teck has strong control measures, including approval authority levels for corporate commitments and spending limits.

The Compensation Committee incorporates risk considerations in its ongoing compensation oversight role and periodically receives reports from its independent advisor, Meridian, reviewing compensation-related risks. Based on these reports and its ongoing compensation program review, the Compensation Committee determined in 2023 that it had a reasonable basis to conclude that there are no risks from the compensation programs that are reasonably likely to have a material adverse effect on Teck.

The following are key risk mitigating features of Teck’s executive compensation program:

•	appropriate balance between fixed and variable pay and short and long-term incentives
•	a mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, operational, safety, and environmental performance)
•	annual incentive program payouts are capped at 2x target
•	annual grants of stock options and performance-linked share units with overlapping vesting periods so management is continuously exposed to long-term risks of their decisions through unvested equity
•	stock options vest over three years and have a ten-year term, to support a focus on long-term share price growth
•	PSUs and PDSUs vest at the end of three years to reward achievement of long-term financial and relative share price performance objectives and enhance retention
•	DSU and PDSU value cannot be accessed until after employment ends, providing mid- to long-term alignment with risks inherent in Teck’s business
•	pay-out value of PSUs and PDSUs is partially tied to Teck’s TSR performance relative to the Performance Comparator Group, aligning executive compensation with shareholder returns and market/industry out-performance
•	executives are subject to share ownership guidelines in line with market practice
•	clawback and anti-hedging policies are in place

We follow best practices in compensation governance and risk mitigation, benchmarked and reviewed annually by the Compensation Committee.

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Compensation “Clawback” Policy

In accordance with changes to the NYSE rules that are applicable to Teck, in 2023 the Board adopted a formal compensation reimbursement policy with expanded requirements for executive officers to. Details of the new policy include:

•	executive officers are required to reimburse Teck for erroneously awarded compensation whenever there is a financial statement restatement required due to material non-compliance with any financial reporting requirement under securities laws
•	“erroneously awarded compensation” equals the amount of incentive-based compensation received in excess of the amount that would have been received had it been determined based on the restated amounts, without regard to taxes paid
•	reimbursement is required regardless of fault or whether the executive officer engaged in any misconduct
•	reimbursement requirements apply to incentive-based compensation received during the three-year period preceding the date Teck is required to prepare the accounting restatement
•	incentive-based compensation includes all compensation granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure, which is broadly defined to include measures derived from an issuer’s financial statements or based on stock price or total shareholder return

There have been no required reimbursements under this policy or Teck’s previous policy to date.

Share Ownership Guidelines

In 2023, the Compensation Committee continued to apply market competitive share ownership guidelines for NEOs, which they have five years to comply with from the date of appointment, as follows:

•	CEO – 5 times base salary
•	NEOs – 2 times base salary

As of December 31, 2023, based on the value of share units using the closing price of the Class B Subordinate Voting Shares on the TSX on December 29, 2023, all of the NEOs who were subject to compliance met the shareholding requirement. NEOs may also meet the mandatory minimum based on the grant date value of share units issued to them.

The following table shows the number of Teck shares and share units held by each NEO who is a current employee as at the Record Date of March 4, 2024, the value of those holdings using the closing price of the Class B Subordinate Voting Shares on the TSX on that date, the value of shares and share units required to meet the shareholding requirement.

	Shares (#)(1) (Value ($)(2))
Name	Class A	Class B	Share Units Held (#) (Value($)(2)(4))	Total Shares and Share Units Held (#)	Total At Risk Equity Value at March 4, 2024 ($)(3)	Value Req. to Meet Mandatory Minimum Shareholding Requirements ($)	Equity Value as a Multiple of Base Salary
J.H. Price	0 (0)	0 (0)	202,463 (10,833,795)	202,463	10,833,795	8,150,000	6.6
C.J. Prystai	0 (0)	330 (16,889)	51,070 (2,732,756)	51,400	2,750,414	1,560,000	3.5
N.P.M. Hooper	0 (0)	0 (0)	56,727 (3,035,462)	56,727	3,035,462	1,550,000	3.9
C.A. Ripley	0 (0)	0 (0)	37,646 (2,014,437)	37,646	2,014,437	1,550,000	2.6
(1)	Includes Class B Subordinate Voting Shares directly or indirectly beneficially owned or over which control is exercised as of March 4, 2024.
(2)	Based on the closing price of the Class B Subordinate Voting Shares on the TSX on March 4, 2024 of $53.51. The value of PSUs and PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for PSUs and PDSUs will not be known until the applicable payout dates. See Appendix A “Equity Incentive Plans” for details of our share unit plans.

The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives to align with certain commentators who regard such a policy as an important safeguard against short-term risk-taking behaviour by management. The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement. PSUs and PDSUs held by management at their retirement date do not have accelerated vesting and must be held until their original vesting date, up to 3 years after retirement, which provides the same benefits as a mandatory holding period following retirement, but without the unintended retention consequences.

Compensation Comparator Group

The Compensation Committee believes that Teck’s long-term success hinges on the quality of the executive team and that Teck must be able to attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based and benchmarked against a Compensation Comparator Group that represents the market for executive talent. A separate Performance Comparator Group consisting of resources companies that Teck

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competes with for capital and with similar commodity exposure is used for judging performance under our PSU and PDSU plan (described in Appendix A “Equity Incentive Plans”).

In developing the Compensation Comparator Group, the Compensation Committee identifies companies of a similar scope and complexity, considering a variety of relevant criteria, including:

•	companies in similar industries or with similar business characteristics (defined as global mining, metal refining, and resource-based companies);
•	similarly-sized companies in terms of annual revenue, enterprise value and market capitalization; and
•	companies that have diverse commodity portfolios or multiple locations similar to Teck, which is focused on copper, coal, and zinc, in multiple countries.

The 2023 Compensation Comparator Group consisted of the following:

Name	Asset Values[1] (USD, billions)	Annual Revenue[1] (USD, billions)	Market Capitalization[2] (USD, billions)	Primary Commodities
Agnico Eagle Mines Limited	30.0	6.6	27.2	Gold
Alcoa Corporation	14.2	10.6	6.1	Aluminum
Anglo American plc (3)	67.0	31.0	33.6	Iron ore, copper, coal, platinum, diamonds, palladium, manganese, steel, nickel, rhodium
Barrick Gold Corporation(4)	46.7	11.5	31.9	Gold, copper
Cameco Corporation(4)	6.6	1.9	18.8	Uranium, energy
Canadian Natural Resources Limited(4)	57.9	26.8	71.3	Energy
Cleveland-Cliffs Inc.	17.5	22.0	10.3	Iron ore, coal
First Quantum Minerals Ltd. (4)	25.5	6.6	5.7	Copper, nickel, gold
Freeport-McMoRan Inc.	52.5	22.9	61.0	Copper
Kinross Gold Corporation(4)	10.9	4.2	7.5	Gold
Mosaic Company	22.7	13.7	11.7	Phosphate, potash
Newmont Corporation	38.1	11.3	47.7	Gold, copper
Nutrien Ltd. (4)	53.6	28.4	28.0	Potash, nitrogen, phosphate
Suncor Energy Inc. (4)	64.8	36.7	41.7	Energy
Teck Resources Limited Class B(4)	41.5	11.2	22.1	Copper, steelmaking coal, zinc
Teck Percentile Positioning	57%	36%	43%
(1)	As reported by FactSet as of February 7, 2024.
(2)	As reported by FactSet for the period ended December 31, 2023.
(3)	Figures reported in GB£ have been converted to US$ by FactSet using the December 31, 2023 exchange rate of GB£1.27.
(4)	Figures reported in CAD$ have been converted to US$ by FactSet using the December 31, 2023 exchange rate of CAD$0.76.

In September 2023, the Compensation Comparator Group was reviewed by the Compensation Committee with the assistance of Meridian, with the expectation that once the Coal Sale Transaction is completed, a new Compensation Comparator Group will be used to benchmark Teck’s compensation practices against, to more closely reflect the profile and portfolio of Teck post-closing.

Annual Review and Approval Cycle

The Compensation Committee annually reviews our compensation programs, with reference to Compensation Comparator Group practices and advice and benchmarking data provided by Management and Meridian. Management proposes target compensation for NEOs other than that CEO, including pay mix, “at risk” pay, base salaries, and annual and long-term incentive compensation levels, which is reviewed and approved by the Compensation Committee with input from Meridian. The Compensation Committee considers CEO compensation separately taking into consideration CEO performance and the advice it has received from Meridian.

Following year-end, management assesses performance against objectives and presents proposed performance achievement levels and overall compensation results to the Compensation Committee, which reviews and considers whether outcomes are fair and reasonable in light of corporate, business unit and individual executive performance, applies judgment where appropriate, and recommends the final compensation results to the Board for approval.

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We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions, shareholder experience, and alignment with our compensation objectives. This includes competitiveness of the compensation program and our ability to attract, motivate and retain talented employees and executives, based on benchmarking data and actual experience during recruitment. Total direct compensation is targeted within a competitive range of the median of the Compensation Comparator Group. Recognizing that market data is inherently imprecise and may not be reflective of the specific roles, responsibilities and experience of Teck’s NEOs, we use judgment to interpret market data and set target compensation levels. Compensation may also be above or below the assessed market median based on an incumbent’s performance, experience, tenure, and internal pay equity.

Our process for setting performance goals and reviewing performance against those goals is illustrated below.

Setting Performance Objectives

The CEO, in consultation with the Board and senior management, is responsible for developing Teck’s overall strategic plan. The CEO then develops an annual business plan and sets out corporate objectives consistent with that strategy, which are reviewed and approved by the Board. These objectives include corporate, financial and strategic objectives that form the basis for assessing the CEO’s annual performance.

The CEO meets with the NEOs and other senior executives to discuss the annual corporate objectives. The senior executives, in consultation with the CEO, then set individual performance objectives linked to Teck’s strategy, annual business plan and corporate objectives related to their respective areas of responsibility, which are discussed with the Compensation Committee.

Reviewing Performance

In reviewing performance and making compensation recommendations to the Board, the Compensation Committee considers the CEO’s performance with respect to the achievement of corporate objectives, strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the NEOs and other senior executives and the CEO makes recommendations to the Compensation Committee regarding executives’ salary increases, annual incentives, long-term incentives, and total compensation. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

Our compensation plans are purposefully designed to create a clear connection between NEO compensation and Teck’s financial and operating performance against stretch targets. They are regularly reviewed and adjusted, when necessary to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

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Compensation Components

Teck incorporates a number of fixed and variable components into its compensation programs, including base salary, annual cash incentives, long-term equity incentives, pension, and health and other benefit plans.

The following table sets out the basic details of our compensation framework in 2023.

		Component	Description	Link to Corporate Objectives
Fixed	Short-term	Base Salary Time Horizon: 1 year Form: Cash

•   fixed amount meant to reflect scope of the role and longer term demonstrated capabilities of the individual

•   determined by:

•   benchmarking against median of peer group

•   assessment of individual performance and experience

•   scope of the role

• appropriate base salaries enable Teck to attract and retain highly skilled and talented executives • reflect skills, expertise and responsibilities of NEOs
Variable		Annual Incentive Plan Time Horizon: 1 year Form: Cash

Three components:

•   corporate performance (40-50%) based on

•   financial performance against target Adjusted EBITDA adjusted by a consistent and symmetrical formula to reflect commodity price and foreign exchange fluctuations

•   performance assessed against key corporate objectives

•   modified by safety performance based on leading and lagging indicators

•   business unit performance (20-30%) based on production, cost, and other qualitative considerations, including sustainability performance measured against objectives set at the beginning of the year for each operating site

•   individual performance (30%) measured against objectives established at the start of the year, which includes equity, diversity and inclusion and climate-change related objectives for executives in key roles

•   results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results and the impact of any extraordinary unforeseen events during the year

•   links compensation to Teck’s financial performance

•   adjustment for changes in commodity prices and foreign exchange rewards management for controlling controllable performance

•   safety as a key modifier reinforces our core values

•   sustainability is a key business unit performance metric

•   other metrics reward fundamental business drivers within management’s control

•   recognizes individual contributions reflected by achievement of specific personal annual objectives

	Long-term	Performance Share Units Time Frame: just under 3 years Form: Equity-based, Cash-settled

•   50% long-term incentive target value

•   Equity-based awards, cash settled to avoid dilution

•   vesting is subject to a performance factor multiplier of 0%-200%

•   five performance metrics, including TSR performance relative to the Performance Comparator Group, Return on Capital Employed, Production and Cost Performance, Sustainability Progress Index Performance, and Strategic Execution

•   PSUs pay out on vesting based on the market value of the underlying Class B Subordinate Voting Shares

•   executives may choose to receive up to 50% PDSUs, which pay out following the end of employment

•   rewards industry out-performance

•   measures and rewards outperformance of the commodity prices of our major products and the value that management adds to the business through the EBITDA performance metric

		Stock Options Time Frame: 10 years Form: Equity or Cash	• 50% of long-term incentive target value • vest in thirds on each of the first three anniversaries of the grant • expire after 10 years	• motivate executives to achieve the longer-term goals of Teck • link total compensation to shareholder returns over longer periods
Fixed	Indirect Compensation	Pension

•   defined contribution or defined benefit (for certain long-serving executives) plans as available to other employees on substantially the same terms

•   certain NEOs receive supplemental retirement top-ups

• market competitive package assists with attraction, retention and employee wellness • reviewed annually as against Compensation Comparator Group
Benefits

•   extended health, dental, disability, and life insurance coverage

•   benefit credit for financial and estate planning, income tax preparation, education and personal development, safety initiatives, fitness equipment and services, health products and services, or insurance premiums

•   health spending account for additional medical expenses

		Perquisites	• car allowance or leased vehicle, club memberships, and an annual health assessment
Note:	See below and Appendix A “Equity Incentive Plans” for full details of the compensation components and incentive plans, including the performance factor metrics for grants before and after 2022.

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The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2023, apart from health, disability, and life insurance benefits, pension and retirement programs, and perquisites. As shown in these charts, the total value is heavily weighted to “at risk” variable compensation (i.e. annual and long-term incentives).

Component: Base Salary

Base salary is determined based on the scope of the individual role, responsibilities, skills and performance of the incumbent. The Compensation Committee annually reviews the base salaries of the NEOs as against the similar roles within the Compensation Comparator Group to ensure that they remain competitive, targeting the market median.

Component: Annual Incentive Program

Our current annual incentive program is focused on short-term operational performance and risk mitigation, including financial, safety and sustainability metrics. Target annual incentives are a percentage of base salary and annual incentive awards are based on assessment against objectives measuring performance at the corporate, business unit and individual level. We include safety and sustainability as key metrics of our evaluation of corporate and business unit performance in order to embed these core values in Teck’s culture and pay philosophy. Changes will be made to this program effective in 2024 as noted above.

(1)	The corporate performance rating is based on performance against Teck’s annual budget, adjusted to account for changes in commodity prices and foreign exchange rates as described below and an assessment of other performance factors that are designed to be stretch targets but are commercially sensitive so they are not disclosed.
(2)	Safety performance is based on leading and lagging indicators and is applied as a multiplier of the corporate performance ranking, being +/-10% for functional groups and +/-20% for operations.
(3)	Business unit performance for operations is based on performance against production and cost targets and sustainability performance. Functional units are evaluated based on performance against objectives related to their respective functions.

Corporate Component

We measure EBITDA performance relative to our budget adjusted to reflect changes in commodity prices and foreign exchange rates. EBITDA is a non-GAAP financial measure and refers to the profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of certain types of transactions that reflect measurement changes on Teck’s balance sheet or are not indicative of normal operating activities. Teck believes that using Adjusted EBITDA assists readers to better understand the results of Teck’s normal operating activities and the ongoing cash-generating potential of the business and that, as a compensation metric, it is a reflection of management’s ability to operate the business and control the controllable.

At the beginning of each year, a preliminary target EBITDA is determined based on budgeted commodity prices. We do not disclose the production and sales targets that the target EBITDA is based on as they are commercially sensitive, but the target level of performance is calibrated based on the approved budget for the year and is set at a level that requires significant effort to achieve. At year-end, the

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final target EBITDA is established using actual commodity prices and foreign exchange rates for the year adjusted on a rigorous, symmetrical and consistent basis. The Adjusted EBITDA used for compensation purposes is not otherwise disclosed and is different from the publicly disclosed Adjusted EBITDA, given the adjustment for commodity price changes and foreign exchange. This approach:

•	provides a more balanced measurement of operational performance through the commodity cycle
•	incentivizes management to control the controllable
•	ensures that targets can be set on a challenging basis to drive business performance, rather than with built in commodity price conservatism, and
•	avoids windfall payments due to changes in market conditions

In addition to adjusted financial performance, in measuring Teck’s annual performance, consideration is also given to progress on key milestones within Teck’s development initiatives that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success. Results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results and the impact of any extraordinary unforeseen events during the year.

The health and safety modifier is applied to the overall adjusted corporate rating within a range of 90% to 110% for functional groups and 80% to 120% for operations. Consistent with best practices, we use both leading and lagging indicators to measure our safety performance relative to targets set at the beginning of the year based on key health and safety strategic objectives. Discretion may be used to adjust the overall annual incentive awards downward to reflect safety outcomes. In the event of a fatality, an additional negative adjustment may be recommended based on the outcomes of the relevant investigation.

Business Unit Component

Business unit performance metrics for operations provide line-of-sight for our site employees on production, cost and sustainability, which are key drivers of our business over both the short and long term. Functional groups, such as finance, human resources and legal, are evaluated based on performance against objectives related to their support functions. In 2023, each operation’s sustainability performance was assessed based on the following:

•	sustainability goal: advancing progress against a key sustainability goal
•	risk management: enhancing environmental and social risk management through assessments, controls and verifications
•	incident management and compliance: tracking and investigating of environmental incidents

The sustainability performance portion of the business unit component for functional groups, including the CEO, will be based on the weighted average sustainability performance of all sites.

Based on performance against those objectives, a sustainability rating is assigned to each operation, which makes up one-third of the operation’s business unit performance component. Overall, Teck’s weighted average sustainability performance counted for 5.8% of the CEO and other NEO’s annual incentive calculation in 2023.

Individual Component

At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against their stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including performance against their individual objectives, and provides a recommended individual performance rating for the individual component of the annual incentive plan to the Compensation Committee. The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.

Overall Annual Incentive Rating

The overall annual incentive ratings determined for NEOs reflect an assessment of short-term performance that is within management’s control. Payouts under the annual incentive program can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.

		Corporate			Business Unit		Personal
	Target Bonus (% of Salary)	Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO	140%	50%	Adjusted Performance against Budget with Safety modifier	20%	Weighted performance of all sites (6.7%) and certain key functional area objectives (7.5%) and sustainability (5.8%)	30%	Individual performance objectives

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		Corporate			Business Unit		Personal
	Target Bonus (% of Salary)	Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
Former COO	100%	40%	Adjusted Performance against Budget with Safety modifier	30%	Weighted performance of all sites (6%) and certain key functional area objectives (15.8%) and sustainability (8.2%)	30%	Individual performance objectives
CFO, SVP Legal and SVP Corp. Dev.	80%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional area objectives (15%) and sustainability (5%)	30%	Individual performance objectives

In addition to the measures described above, the Compensation Committee reviews a broad set of objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results and cost of management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain events outside of the control of management (such as natural disasters or force majeure declarations by third parties). A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration of relative performance between the business units. Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. an operations executive has a higher weighting on business unit performance compared to a corporate executive).

Component: Long-Term Incentive Program

Our long-term incentive program for NEOs in 2023 was 100% at risk and was comprised of:

•	50% stock options, which only have value if the Class B Subordinate Voting Share price increases after the date of grant, and
•	50% PSUs and/or PDSUs, which are contingent on the achievement of specific performance measures

Detailed descriptions of our equity incentive plans can be found in Appendix A “Equity Incentive Plans”. Long-term incentive awards are designed to foster and promote Teck’s long-term financial success by:

•	strengthening Teck’s ability to attract and retain highly competent executives
•	motivating and rewarding performance over the longer term
•	promoting greater alignment of interests of executives and shareholders, and
•	enabling management to participate in Teck’s long-term growth and financial success

Long-term incentives are targeted to represent a significant portion of their direct compensation, to align with shareholder interests. The CEO provides recommendations to the Compensation Committee regarding long-term incentive grants to the NEOs and executives other than himself, based on the overall objective of targeting total direct compensation within a competitive range of the market median.

Stock Options

Stock options have a ten-year term, vest in three tranches on the first, second and third anniversaries of grant and have an exercise price equal to the closing price of the Class B Subordinate Voting Shares on the TSX on the date prior to the grant. Grant date fair value of stock options is determined using the Black-Scholes method. We base the number of stock options granted on a target dollar value and the share price on the day prior to the grant date.

Performance Share Units and Performance Deferred Share Units

NEOs are eligible to receive only PSUs and PDSUs and do not receive time-vesting only RSUs or DSUs. Both PSUs and PDSUs vest after a performance period of just under three years, with PSUs paying out on the vesting date while PDSUs must be held until after the executive ceases employment with Teck. Executives may take up to 50% of their performance unit grant as PDSUs in any given year. We base the number of performance share units granted on a target dollar value and the VWAP of the Class B Subordinate Voting Shares on the TSX for the 20-day period prior to the grant date. The number of PSUs or PDSUs that vest at the end of the three-year performance period ranges from 0% to 200% of the number of units originally granted, depending on a performance factor.

The performance factor for PSU and PDSU grants issued in 2021 was based on Teck’s results relative to two equally weighted performance metrics over the vesting period:

•	relative total shareholder return (“TSR”) compared to the Performance Comparator Group
•	changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business

The weighting of commodities in this synthetic index for units vesting in 2023 was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the

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payout date. EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Ratings under this second metric range from 0 to 200% as aligned in the table below.

Change in EBITDA / Change in Commodity Price Index	Payout Ratios
<0.75	0%
0.75-1.25	Payouts on a linear basis, with a 100% payout for mid-point performance
1.25 or more	200%

For PSU and PDSU grants made in 2022 and 2023, the performance factor is based on a balanced scorecard framework incorporating five different metrics as set out in the table below.

Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (“ROCE”)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline.
Production and Cost Performance	Actual production and cost performance vs. targets	20%	To further link executive pay to operational discipline.
Sustainability Progress Index	Performance against certain longer term sustainability goals as set out below	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy.
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan.

Each of the sustainability objectives in the sustainability progress index aligns strongly with Teck’s overall corporate strategy and will measure Teck’s progress against specific goals in five key areas: climate change; biodiversity and reclamation; tailings facilities management; equity diversity and inclusion; and performance on ESG ratings and rankings. Two of the metrics are aligned with metrics included in our sustainability-linked loan facility. Details on the sustainability progress index and how we intend to measure each of the elements of the performance metrics are set out in Appendix A “Equity Incentive Plans”.

Analysis of 2023 Compensation Results

Results: Base Salary

For 2023, base salary accounted for 14.5% of the CEO’s and an average of 23.2% of the other NEO’s total direct compensation. In February 2023, the Board approved average salary increases averaging approximately 29.3% for the CEO and 4.7% for the other NEOs, effective April 1, 2023 in order to align salaries with the median of compensation comparator group, based on benchmarking conducted by Meridian. The larger relative increase in the CEO’s salary reflects an increase determined by the Compensation Committee to be appropriate following his transition from CFO to CEO in 2022.

Results: Annual Incentive Program

Overall performance rankings in our annual incentive program, reflect Teck’s safety and sustainability performance while recognizing challenges meeting cost and production targets during a transformational year, during which we made significant advances on our strategic goals. Unfortunately, overshadowing our 2023 performance was the occurrence of a fatality at our Quebrada Blanca operations in May 2023. In response, the Compensation Committee reduced the overall annual incentive amount by 5% for each executive and 2.5% for each other employee, to reinforce the link between compensation and safety and to recognize that safety is everybody’s responsibility.

Corporate Performance

Consistent with the terms of our annual incentive plan, taking into account performance against Teck’s Adjusted EBITDA target (adjusted for commodity prices and foreign exchange rates on a rigorous formula basis consistent with past practice), the qualitative assessment of management’s progress against Teck’s corporate objectives, and the safety modifier, the overall corporate rating for 2023 was 98%.

The Adjusted EBITDA target was increased to reflect that realized prices for our commodities, particularly steelmaking coal, were substantially higher than those assumed in our business plan. This aligns with the purpose of these adjustments, which is to eliminate commodity price-based tailwinds in assessing performance. Our adjusted financial performance against budget for 2023 was 78% of target.

The qualitative factors related to progress against Teck’s corporate objectives that were considered by the Committee in arriving at the overall corporate rating included the following, weighted in terms of their relative significance to Teck:

•	advancement of the QB2 Project including production of first copper, completion of construction and commissioning of Line 1 and Line 2, and significant progressing towards ramping up production by year-end

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•	progression of Teck’s portfolio transformation, including announcing the sale of the steelmaking coal business at an implied enterprise value of US$9.0 billion, advancing the copper growth portfolio through joint venture transactions for San Nicolás and NewRange, and completing the sales of interests in Fort Hills and Quintette
•	implementing the GISTM across operating sites and highest consequence legacy sites
•	advancing equity, diversity and inclusion strategy and implementation of a new Respectful Workplace Policy
•	positioning Teck as a leader in nature and biodiversity initiatives, influencing the broader mining sector

In considering these factors, the Committee put particular emphasis on the number of strategic initiatives that were advanced contemporaneously.

The safety modifier score was 98%, based on the lagging indicators reflected in our safety performance against the goals discussed below and continued performance against leading and lagging indicators. The 2023 safety objectives were:

•	high potential risk control: sites to complete 90% of high potential incident, work team risk assessment, and effectiveness review action items on time or less than 30 days overdue, complete critical control verification on schedule, and complete four work team risk assessments and six effectiveness reviews overall
•	occupational health and hygiene: sites to complete at least 90% of exposure reduction plan actions and 90% of occupational health improvement plans, with mid-year check-ins required for both
•	courageous safety leadership (“CSL”) training: sites to advance development of material needed for rollout of CSL 5 in 2024/2025, including written implementation plans and “train the trainer” requirements

Teck’s safety performance in 2023 decreased from the record performance achieved in 2022, but was still strong, with a High Potential Injury Frequency of 0.14 and a Lost-Time Disabling Injury Frequency of 0.44. Unfortunately, overshadowing our 2023 safety performance was the occurrence of a fatality at Quebrada Blanca operations in May 2023. In response, the Compensation Committee reduced the overall annual incentive amount by 5% for each executive and 2.5% for each other employee, to reinforce the link between compensation and safety and to recognize that safety is everybody’s responsibility.

The Safety & Sustainability Committee reviewed and recommended the safety and sustainability related performance ratings prior to approval by the Board.

Business Unit Performance

The business unit ratings for the NEOs are based on the performance of their operations/functional groups, adjusted to reflect a holistic assessment of each business unit’s performance in the year and the factors that management could be expected to control, and the weighted average sustainability performance of all operations. The NEOs’ 2020 business unit ratings are as follows:

	Business Unit Description	Rating
CEO	Weighted average performance of all operations, based on production, cost, sustainability, and performance of QB2, Corporate Development, and other functional groups	111%
Former COO	Weighted average performance of all operations, based on production, cost, sustainability and performance of functional groups such as QB2, Projects, Copper Growth, and Decarbonization	96%
CFO	Finance Group	126%
SVP Corp. Dev.	Weighted average performance of Corporate Development and Exploration Groups	135%
SVP Legal	Legal, Compliance and Risk Groups	137%

For the sustainability metrics, areas of focus for our operations in 2023 included:

•	progressing site-specific activities to advance a key environmental or social sustainability goal at each site
•	application of Teck’s HSEC risk management process across the social and environmental risk profile at the site level, including updates to risk registers, identification and implementation of controls and control effectiveness checks.
•	application of Teck’s HSEC Incident Management Procedure to environmental and social incidents at site, including tracking, investigating, implementing corrective actions, and effectiveness reviews

Individual Performance

For 2023, the Compensation Committee determined that the NEOs had met their respective individual objectives. A three-year look back on CEO and average NEO performance ratings is set out below reflecting alignment with Teck’s performance overall in that period.

Year	CEO Rating(1)	Average NEO Rating
2023	130%	145%
2022	140%	148%
2021	135%	129%
(1)	2023 and 2022 ratings are for our new CEO. 2021 is for Teck’s former CEO.

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The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

NEO	Individual Performance Achievements in Relation to Objectives
J.H. Price CEO

•   advanced the QB2 project, with first copper achieved at the end of Q1 2023 and the site operating at near design capacity by the end of 2023

•   led significant progress in key projects in the copper growth portfolio, including San Nicolás and New Range

•   led major improvements in health programs, particularly related to the establishment of a standard framework for managing occupational health and the enhancements of mental health related programs

•   led strong performance in sustainability as reflected in industry leading performance on all major ESG rankings/ratings and Teck’s Sustainability report being named Best Sustainability Report in Metals and Mining for 2023 by ESG Investing

•   led the initiative and announced the transaction to separate Teck’s steelmaking coal and base metals, which is expected to close no later than the third quarter of 2024

•   advanced equity, diversity, and inclusion strategy and implemented a new Respectful Workplace Policy

H.M. Conger Former COO

•   advanced the QB2 project with first copper achieved at the end of Q1 2023 and the site operating at near design capacity by the end of 2023

•   implemented the GISTM across all operating sites and highest consequence legacy sites and achieved strong conformance in line with ICMM peers

•   contributed to achievement of the highest copper production in Teck’s history

•   contributed to the achievement of Zinc Mark certification at Trail Operations and Copper Mark certification at Quebrada Blanca and Carmen de Andacollo

C.J. Prystai CFO

•   maintained strong and constructive relationships with Teck’s investors, lenders, financial advisors, external auditor, and credit ratings agencies through frequent and transparent engagement

•   continuously supported all of Teck’s business units and functional groups with accounting, assurance, treasury, tax, and investor relations advice and support as required, including in relation to the ramp-up of QB operations in 2023

•   provided technical expertise across accounting, treasury, and tax to the development and execution of strategic initiatives, including the separation of the steelmaking coal business and completion of transactions announced in 2022

•   continued to refine and optimize Teck’s planning and decision-making processes through the prioritization of capital expenditure and implementation of frameworks that enable through-cycle capital allocation

•   led further transformation of the finance team with continued focus on analytics and business partnering, to better support performance management and decision making

•   maintained Teck’s effective control environment to safeguard Teck’s assets and comply with regulatory requirements

•   progressed talent management and succession planning within the finance group, with a focus on inclusion and diversity, including a number of new hires, and executing our learning and development program and finance graduate rotation program

N.P.M. Hooper SVP, Corp. Dev.

•   identified routes to achieve market recognition of the intrinsic value of Teck’s portfolio and optimize Teck’s attraction to investors

•   oversaw the planning, optimization, and execution of the of disposal of the steelmaking coal businesses

•   optimized the composition of the portfolio through the disposal of Teck’s 21.3% interest in Fort Hills oil sands project

•   ensured effective monitoring, early recognition and timely analysis of external growth opportunities in those commodities that could enhance Teck’s portfolio

•   provided strategic oversight of efforts to advance exploration portfolio towards high-value discovery, extraction of value from pre-development stage projects, and geoscience support functions

C.A. Ripley SVP, Legal

•   provided strategic support and legal oversight for the steelmaking coal business separation transactions

•   strengthened the organizational design model and leadership for the ethics and compliance function

•   significantly progressed the enterprise risk management function’s structure and operating model

•   enhanced the structure of the internal legal service delivery model to strengthen efficiency

•   developed a model to enhance management of and strategic decision-making for significant litigation

•   implemented new cost management measures for external legal service providers

•   advanced career development and succession planning for senior roles

Results: CEO Annual Incentive Bonus

Based on the ratings set out above, the annual incentive award made to the CEO for 2023 was calculated as follows. The same formula is used to calculate the annual incentive bonus for other NEOs.

Weighting x Performance Rating
Salary	X	Target Bonus	X	Company Performance	+	Business Unit Performance	+	Individual Performance	=	Total Bonus (as % of salary)
$1,462,500		140%		50% X 98% = 49%		20% X 111% = 22%		30% X 130% = 39%		$2,143,500(1) (147%)
(1)	Calculated amount of $2,256,300 was reduced by 5% as a result of the adjustment for the 2023 fatality at Quebrada Blanca operations.

The CEO’s total 2023 annual incentive award was higher than the target of 140% of base salary at 147% of base salary, to represent his strong performance in 2023.

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Results: Long-Term Incentive Program

Long-term incentives represented approximately 64% of CEO and an average of 55% of the other NEO’s direct compensation mix in 2023. The total number of stock options and performance share units granted was lower than in 2022 due to the higher underlying share price and the associated increase in fair value of a stock option and performance share unit.

Performance Share Units and Performance Deferred Share Units Results

The performance factor outcomes for the PSUs and PDSUs granted in 2021 were as follows:

•	TSR metric: Teck’s TSR was 4th of the 13 Performance Comparator Peers = 175%
•	EBITDA metric ratio: 2.034 = 200%
•	Overall performance factor: 187.5%

Teck’s relative TSR performance is strongly influenced by changes in commodity prices, and while the prices for our commodities increased this year, those prices had a similar effect in driving the peer company share prices higher. A three-year lookback on the performance factor results is below.

Year	Performance Factor	Realized Value as a % of Grant Date Target Value
2023	187.5%	408%
2022	157.5%	432%
2021	22.5%	25%

Summary of Total Compensation for NEOs

The following table sets out total compensation for three most recently completed financial years for Teck’s NEOs.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3) ($)	Pension Value(4) ($)	All Other Compensation(5)(6) ($)	Total Compensation ($)
J.H. Price CEO	2023 2022 2021	1,462,500 936,701 746,875	3,249,000 1,823,600 878,500	3,249,400 1,812,000 877,400	2,143,500 1,381,500 769,900	- - -	190,125 122,943 89,625	10,294,525 6,076,744 3,362,300
H.M. Conger Former COO	2023 2022 2021	1,104,916 918,972 861,250	1,995,000 2,008,400 1,744,500	2,005,900 2,000,400 1,748,600	1,131,500 1,293,800 1,072,300	133,052 119,113 111,962	- - -	6,370,368 6,340,685 5,538,612
C.J. Prystai CFO	2023 2022 2021	675,000 467,812 332,500	741,000 249,100 163,200	748,900 249,400 161,800	657,700 380,800 176,400	87,750 60,816 43,255	- - -	2,910,350 1,407,928 877,125
N.P.M. Hooper SVP Corp Dev	2023 2022 2021	737,500 693,750 618,750	741,000 756,300 753,000	748,900 753,400 752,900	728,700 857,800 588,400	95,875 90,188 80,437	- - -	3,051,975 3,151,438 2,793,487
C.A. Ripley SVP Legal	2023 2022 2021	750,000 - -	741,000 - -	748,900 - -	640,700 - -	97,500 - -	- - -	2,978,100 - -
(1)	Represents grant-date value of share-based and option-based awards. Actual compensation realized on these awards is variable. Share units in the form of PSUs or PDSUs are granted on an annual basis. See Appendix A “Equity Incentive Plans” for plan details. The fair value for option-based awards is consistent with the accounting fair value under IFRS, being the closing price of the Class B Subordinate Voting Shares on the day prior to the applicable grant date. The fair values for the 2021, 2022 and 2023 grants were $29.01, $45.64, $54.47, respectively. Share-based awards are valued based on the 20-day VWAP of Class B Subordinate Voting Shares as of the grant date. The fair values for 2021, 2022 and 2023 were $25.1009, $44.4937, and $56.9988 respectively. Messrs. Price and Conger received an additional grant in 2022 with a fair value of $42.5354.
(2)	For compensation purposes, the fair value of options on the grant date is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:
	Compensation Fair Value			Accounting Fair Value
	2023	2022	2021	2023	2022	2021
Grant Date Fair Value (% of grant price)	49.1%	46.5%	42.9%	42%	38%	37.3%
Share Price Volatility	50%	50.0%	50.0%	42%	41%	40.0%
Dividend Yield	0.9%	0.9%	1.20%	0.92%	1.10%	0.69%
Expected Life	6.5%	6.5 yrs.	6.5 yrs.	5.9 yrs.	6.1 yrs.	6.3 yrs.
Risk-Free Rate	3.3%	1.7%	0.5%	3.52%	1.50%	0.75%
Option Value	$26.74	$21.22	$12.45	$22.69	$17.13	10.83
(3)	The annual incentive plan amounts are applicable to the year indicated but are paid in March of the following year.
(4)	See Pensions section on page 48 for details.
(5)	Perquisites provided to NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(6)	Mr. Price received this amount in lieu of pension contributions.

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Analysis of Realizable Pay

Alignment of Long-term Incentives with Share Performance

Teck bases a significant portion of its compensation on long-term incentives, to align management’s compensation with shareholder experience. The Compensation Committee recognizes the need to regularly assess the actual results of its long-term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.

The summary compensation table above sets out in accordance with relevant regulatory requirements the grant date fair value of long-term incentives in the form of share-based and option-based awards to NEOs, based on the closing price of Class B Subordinate Voting Shares as at the grant date of the relevant awards. The Compensation Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.

The realizable value of the stock option awards issued to NEOs is currently substantial due to the increase in the market price of the Class B Subordinate Voting Shares as a result of strong commodity prices. In 2022 and 2023, our Class B Subordinate Voting Shares performed well vs. the majority of the peer companies, resulting in opportunities for our NEOs to realize value from their stock options and performance share units that vested in December 2022 and 2023.

The realizable value of performance share units that paid out from 2019 to 2021 was closer to or substantially below their grant date fair value. In a volatile cyclical industry such as the metals and mining industry, occasional large payouts under long-term incentive plans are both expected and necessary to provide compensation that, over the long term, is aligned with company performance and shareholder experience. The Compensation Committee takes this into account in assessing the reasonableness of its grant process. In the long-term, there has been strong alignment between the CEO’s realized total direct compensation and TSR over consecutive periods from the grant date to vesting.

Performance Graph

The following graph illustrates Teck’s five-year cumulative TSR (to December 31, 2023, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2018 in Class A Shares and Class B Subordinate Voting Shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period. As the S&P TSX Global Mining Index reflects the performance of 75 global mining companies, it serves as a broad sector specific benchmark against which to compare Teck’s share price performance.

Aggregate grant date value of NEO compensation increased from 2019 to 2020, then stayed relatively flat in 2021. There was an increase in 2022 during a period of high executive transitions within the NEO group, before decreasing in 2023. Over that time, the total shareholder return for shareholders has risen, now commensurate with the S&P/TSX Global Mining Index and outperforming the S&P/TSX Total Return Index since mid-2021.

The aggregate cost of NEO compensation in 2023 was equal to 0.17% of Teck’s 2023 revenue, down from 0.18% in 2022.

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Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2023.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
J.H. Price CEO	60,834 23,500 48,618 34,700 121,500	16.36 29.01 45.64 41.96 54.47	Oct 29, 2030 Feb 22, 2031 Mar 1, 2032 Sep 30, 2032 Mar 1, 2033	2,412,068 634,500 504,169 487,535 187,110	101,163	5,666,140	-
H.M. Conger Former COO	365,000 140,500 82,500 12,600 75,000	17.92 29.01 45.64 41.96 54.47	Sep 15, 2030 Feb 22, 2031 Mar 1, 2032 Sep 30, 2032 Mar 1, 2033	13,902,850 3,793,500 855,525 177,030 115,500	82,778	4,636,396	-
C.J. Prystai CFO	9,085 8,667 11,750 28,000	14.06 29.01 45.64 54.47	Feb 25, 2030 Feb 22, 2031 Mar 1, 2032 Mar 1, 2033	381,116 234,009 121,848 43,120	21,565	1,207,856	-
N.P.M. Hooper SVP Corp. Dev.	141,000 40,334 35,500 28,000	17.92 29.01 45.64	Sep 15, 2030 Feb 22, 2031 Mar 1, 2032 Mar 1, 2033	5,370,690 1,089,018 368,135 43,120	30,927	1,732,221	-
C.A. Ripley SVP Legal	28,000	54.47	Mar 1, 2033	43,120	13,246	741,908	-
(1)	Value at December 31, 2023 calculated by determining the difference between the closing price of the Class B Subordinate Voting Shares underlying the options on the TSX at December 29, 2023 ($56.01) and the exercise price of the options. This column includes the value of vested and unvested options.
(2)	Market or Payout Value calculated by multiplying the number of share units held at December 31, 2023 by the closing price of the Class B Subordinate Voting Shares on the TSX at December 29, 2023 ($56.01). Payout Value of PSUs and PDSUs has been calculated assuming a performance factor of 100% except for PDSUs that have already vested. The actual payout amount for PSUs and PDSUs is determined as set out in Appendix A “Equity Incentive Plans” and will not be known until the applicable payout dates.

Incentive Plan Awards – Value Vested, Earned or Realized During the Year

The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO in the fiscal year ending December 31, 2023.

Name	Value Vested During the Year ($)(1)					Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
	PSUs(2)	PSUs(2)	PDSUs(2)	Options(3)	Total
	Total Share-Based Awards
J.H. Price CEO	-	3,581,003	-	3,104982	6,685,985	2,143,500
H.M. Conger Former COO	-	7,111,336	-	6,751,554	13,862,890	1,131,500
C.J. Prystai CFO	129,234	664,507	-	517,700	1,311,441	657,000
N.P.M. Hooper SVP Corp. Dev.	-	3,069,185	-	2,791,843	5,891,028	728,700
C.A. Ripley SVP Legal	-	-	-	-	-	640,700
(1)	Includes share units credited as dividend equivalents.
(2)	The amount is calculated by multiplying the number of share units vested in the year by the closing price of the Class B Subordinate Voting Shares on the TSX at December 29, 2023 ($56.01) for PDSUs and the actual payout value for PSUs ($52.2337). The actual payout value for PDSUs is based on the fair market value of the Class B Subordinate Voting Shares on the redemption date and will not be known until that time.
(3)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B Subordinate Voting Shares on the TSX and the exercise price on such vesting date.

Stock Option Exercises

The following table sets out the gains realized upon the exercise of stock options by NEOs in 2023, a year in which the Class B Subordinate Voting Shares achieved a 10-year high. Further information on long-term realizable pay can be found beginning on page 46.

47

The aggregate value realized upon exercise is the difference between the fair market value of the Class B Subordinate Voting Shares on the exercise date and the exercise price of the option.

Name	Grant Date	Exercise Quantity	Exercise Price	Expiry Date	Aggregate Value Realized
J.H. Price	01-Mar-2022	4,382	$63.00	01-Mar-2032	$76,072
J.H. Price	29-Oct-2020	60,833	$63.11	29-Oct-2030	$2,843,810
J.H. Price	22-Feb-2021	23,500	$62.89	22-Feb-2031	$796,166

Pensions

Messrs. Conger and Hooper, Ms. Prystai, and Ms. Ripley are participants in the defined contribution Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Plan”), which is a registered pension plan under the Tax Act. They also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). Entitlements under the DC Plan vest on the date the NEO joins the DC Plan, while entitlements under the DC Supplementary Plan only vest 100% upon completion of five years as a member of the DC Supplementary Plan member. None of the NEOs participate in defined benefit pension plan arrangements.

In 2023, Teck contributed $31.560 for each NEO to the DC Plan, which is the maximum allowable under the Income Tax Act. The DC Supplementary Plan provides for notional contributions of 13% of base salary minus contributions remitted to the registered pension plans. Contributions to the DC Plan are invested in accordance with the individual participant’s election from the investment options offered to all plan members.

On retirement, the NEO is entitled to the distribution of the accumulated value of contributions under the DC Plan, as a lump sum, and the accumulated value of notional contributions under the DC Supplementary Plan, as a series of 120 equal monthly payments.

The amounts reported in the table below show the aggregate account balances for the two DC plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End(1) ($)
H.M. Conger	259,256	133,052	414,288
C.J. Prystai	560,393	87,750	710,208
N.P.M. Hooper	190,486	95,875	302,419
C.A. Ripley	0	97,500	93,944
(1)	Includes non-compensatory changes including interest.

The amounts in the “Compensatory” column include the employer contributions to the DC Plan and notional contributions to the participant’s DC Supplementary Plan accounts. Mr. Price is not currently a member of either any pension plan. Instead, he receives a cash amount in lieu of pension plan contributions. In 2023, that amount was $190,125.

Teck will provide each of Messrs. Price and Hooper, Ms. Prystai and Ms. Ripley with a post-retirement spending account if they meet certain service and retirement thresholds.

Termination and Change in Control Benefits

The NEOs each have employment agreements that detail their position, duties, and compensation and benefits (including base salary, annual incentive, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control (as defined below).

No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than fifty kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.

A Change in Control is defined for these purposes as:

•	the acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holdco and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of Teck; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Board;
•	an amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;
•	any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;
•	the sale of all or substantially all of Teck’s assets; or
•	a determination by the Board that a Change in Control has occurred for purposes of the relevant agreement.

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The following table summarizes material terms and conditions that apply in the event of a separation event:

Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause(1)
Salary	Payments cease	Payments cease	Payments cease	2x current salary (1x for NEOs with less than 2 years of service)	2x current salary (1x for NEOs with less than 2 years of service)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	2x preceding year’s annual incentive award (No payout for NEO with less than 2 years of service)	2x preceding year’s annual incentive award (No payout for NEO with less than 2 years of service)
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(2) Vested options have a max. remaining term of 3 years for early retirement and 5 years for normal retirement(3)	Unvested options are forfeited Vested options have a max. 1-year remaining term	All options vest subject to Board discretion and have a max. 1-year remaining term
Share Units	PSUs and unvested DSUs/PDSUs are forfeited Vested DSUs/PDSUs are redeemed by December 15 of the following year	All share units are forfeited

Unvested share
units are pro-rated to reflect the

portion of the vesting period worked and continue to vest and pay out on schedule.(4) Vested DSUs/PDSUs are redeemed by December 15 of the following year

Unvested PSUs and

PDSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule Vested PDSUs/DSUs are redeemed by December 15 of the following year

All share units immediately vest and are payable, with vesting of performance units determined by the Compensation Committee based on performance metrics during abridged performance period
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases	Coverage Ceases
(1)	Includes treatment in the event of resignation for good reason, as defined above.
(2)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(3)	See “Stock Option Plans” in Appendix A “Equity Incentive Plans” for description of “early retirement” and “normal retirement”.
(4)	The Committee has discretion to allow continued vesting of previously granted share units upon retirement, in accordance with the terms of the PSU Plan, the PDSU Plan and the RSU Plan.

For an executive to receive payments following a termination without cause, the executive must:

•	not use knowledge or experience gained as a Teck employee in any manner that would be detrimental to business interests of Teck or its affiliates;
•	not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;
•	keep non-public information concerning the business of Teck and its affiliates, including information related to business opportunities, in strictest confidence;
•	comply with Teck’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
•	upon termination, return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.

These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.

The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2023, in connection with the applicable separation event.

NEO	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control (1)(2)
J.H. Price	$ 0	$ 0	$ 0	$7,212,000	$14,391,196
H.M. Conger	$ 0	$ 0	$ 0	$4,472,832	$11,177,616
C.J. Prystai	$ 0	$ 0	$ 0	$2,665,400	$4,114,633
N.P.M. Hooper	$ 0	$ 0	$ 0	$2,932,400	$5,497,677
C.A. Ripley	$ 0	$ 0	$ 0	$2,781,400	$3,566,428
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change in Control.
(2)	Includes the value of: (a) early vesting of options calculated based on the closing price of the Class B Subordinate Voting Shares on the TSX at December 29, 2023 ($56.01) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2023 by the closing price of the Class B Subordinate Voting Shares on the TSX at December 29, 2023 ($56.01). For the purposes of this table, the value of PSUs and PDSUs has been calculated assuming a performance factor of 100%.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows securities authorized for issuance under Teck’s equity compensation plans as at December 31, 2023.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity comp. compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	13,085,980	$25.92	9,566,369

The following summarizes the number of stock options granted in the past three years and the resulting dilution and burn rate:

	2023		2022		2021
	# of options	% of shares(1)	# of options	% of shares(1)	# of options	% of shares(1)
Annual Grant(2)	1,383,085	0.27%	1,729,260	0.34%	2,519,455	0.48%
Options Outstanding(3)	13,085,980	2.57%	15,097,016	2.98%	23,811,606	4.52%
Options Available for Grant(4)	9,566,369	1.88%	10,693,150	2.11%	12,187,148	2.31%
Overhang(5)	22,652,349	4.44%	25,790,166	5.10%	35,867,236	6.81%
Annual Burn Rate(6)	-	0.27%	-	0.33%	-	0.48%
(1)	Percentage of Class B Subordinate Voting Shares as at December 31 of the applicable year.
(2)	Number of options granted under the Option Plan in the applicable year.
(3)	Number of options outstanding as at December 31 of the applicable year.
(4)	Number of options approved by shareholders and available for grant as at December 31 of the applicable year.
(5)	Number of options outstanding plus options available for grant as at December 31 of the applicable year.
(6)	Calculated in accordance with s. 613(d) of the TSX Company Manual by dividing the number of options granted each fiscal year by the weighted average number of Class B Subordinate Voting Shares outstanding for the same fiscal year.

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OTHER INFORMATION

Interest of Informed Persons in Material Transactions

Since January 1, 2023, except as described in this Circular, no informed person or proposed director of Teck, or any associate or affiliate of any informed person or proposed director, had a material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect Teck or any of its subsidiaries.

Interest of Directors and Officers in Matters to Be Acted Upon

To the knowledge of Teck, other than as disclosed elsewhere in this Circular and other than as a result of any direct or indirect ownership of Teck shares, as at March 4, 2024, no person who has been a director or officer of Teck at any time since the commencement of Teck’s last financial year, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Auditor

Teck’s auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants.

Availability of Documents

To request a copy of our core disclosure documents free of charge, including the Annual Report and Circular, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3. These documents can be viewed on our website at www.teck.com/reports. Additional information about Teck is available on SEDAR+ at www.sedarplus.ca. Financial information is provided in Teck’s annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2023. We also file our Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov/edgar.

Insurance

Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the CBCA. Teck has purchased insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers. In 2023, Teck paid premiums of approximately US$2.9 million for US$200 million coverage for directors and officers and US$200 million for Teck, with no deductible for directors’ and officers’ coverage and a US$2.5 million deductible for Teck’s coverage. No claims have been made to date.

Board of Directors’ Approval

The contents and sending of this Circular have been approved by the directors of Teck Resources Limited.

“Amanda R. Robinson”
Amanda R. Robinson Vice President, Legal and Corporate Secretary Vancouver, British Columbia March 4, 2024

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APPENDIX A

EQUITY INCENTIVE PLANS

Stock Option Plan

Teck currently has options outstanding under one stock option plan, the Option Plan. Under the Option Plan, options may be granted to full-time employees of Teck or a subsidiary who are or who demonstrate the potential of becoming key personnel. The following table sets out as at December 31, 2023 the number and percentage (on a non-diluted basis) of Class B Subordinate Voting Shares reserved or available for issuance under the Option Plan:

	Number of Class B Subordinate Voting Shares	Percentage of Class B Subordinate Voting Shares
Total reserved for issuance under Option Plan	46,000,000	9.03%
Reserved under options that have been granted	13,085,980	2.57%
Available for future grants	9,566,369	1.88%

The Board determines the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the Class B Subordinate Voting Shares on the TSX on the last trading day prior to the grant date. The maximum term of any option is 10 years and, unless otherwise determined by the Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date. Class B Subordinate Voting Shares reserved for issuance under options under our Option Plan that expire or terminate without being exercised are returned to the pool available for grant.

The aggregate number of Class B Subordinate Voting Shares issuable to insiders of Teck at any time or issued to insiders of Teck within any one year period pursuant to the Option Plan and any other Teck share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding Class B Subordinate Voting Shares and Class A Shares. Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.

Options granted under the Option Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by Teck or its subsidiary. Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:

Termination Reason	Treatment of Options
Death	Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options
Retirement

Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited

Options may be exercised until the earlier of the normal expiry date and the:

•   3rd anniversary of retirement, if “Early Retirement Eligible”

•   5th anniversary of retirement, if “Normal Retirement Eligible”

Retirement eligibility is dependent on:

•   the employee having at least 5 years of service

•   the employee giving 6 months’ notice of intention to retire, and

•   the sum of the employee’s years of service and age being at least 65 (early retirement) or 70 (normal retirement)

Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation
Cause	All options are forfeited
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment

The Option Plan provides for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the Class B Subordinate Voting Shares, the amalgamation, merger or business combination of Teck, a re-designation of Class B Subordinate Voting Shares, or a take-over bid for the Class B Subordinate Voting Shares. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Option Plan provides optionees with a share appreciation right (a “SAR”), in lieu of exercising, to realize the appreciation in value of the Class B Subordinate Voting Shares underlying such option, determined by multiplying the applicable number of Class B Subordinate Voting Shares by the excess of the current market value over the exercise price. A SAR may not be exercised in respect of more than 10,000 Class B Subordinate Voting Shares and up to 50% of the amount received may be applied to the purchase of Class B Subordinate Voting Shares from treasury at current market value.

Employees are prohibited from trading in Teck securities with knowledge of material information concerning Teck that has not been publicly disclosed. Teck establishes regular blackout periods during which employees may not trade in Teck securities, including exercising options. Under the Option Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the end of the fifth business day after the blackout period ends.

The Board may discontinue or amend the Option Plan at any time, provided, that shareholder approval must be obtained to:

•	reduce the exercise price of an option directly or indirectly by means of cancelling one option and reissuing a similar option;

A-1

•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);
•	increase the levels of insider participation;
•	increase the number of Class B Subordinate Voting Shares reserved for issuance (other than as set out in the Option Plan);
•	add non-employee directors to the category of persons eligible to receive options;
•	amend any assignment rights; and
•	amend any matters for which shareholder approval is specifically required.

The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the Option Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise. All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

To accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide additional or varied terms in option agreements as it considers necessary or appropriate.

Share Unit Plans

Teck has four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:

•	value is tied to the price of the Class B Subordinate Voting Shares at any given time;
•	not entitled to any voting or other shareholder rights;
•	receive dividend equivalents in the form of additional units, based on the value of the Class B Subordinate Voting Shares on the dividend payment date; and
•	paid out in cash.

Share units are granted as an equity-linked retention bonus for employees’ continued service during the vesting period. In determining the recipients and terms of any share unit awards, the Compensation Committee may consider the expected functions and responsibilities of the person during the vesting period, the value of the person’s future services to Teck and other factors that the Compensation Committee deems relevant. Share unit awards are not made on the basis of past services to Teck and do not take into account employees’ previous performance.  Participation, vesting, and payment details are set out in the following table:

Plan	Participants	Vesting	Payment
DSU	• New grants to non-executive directors only (annual grant; all or a portion of annual retainer, by election)	• Immediately on the grant date (Directors only)	• by election no later than December 15 of the year after the participant ceases to be employed by Teck
PSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• on the vesting date
PDSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• by election no later than December 15 of the year after the participant ceases to be employed by Teck
RSU	• Employees • Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)	• no later than the 3rd anniversary of the grant date	• on the vesting date

All share units vest upon a change in control, with vesting level of performance-linked units determined by the Compensation Committee based on performance against the relevant metrics during the abridged performance period; however, awards pay out on their normal schedule. Prior to the adoption of the PDSU plan, certain officers were granted DSUs, all of which have now vested.

Each DSU has a payout value equal to the closing price of the Class B Subordinate Voting Shares on the TSX on the trading day prior to the applicable payout date. Each RSU, PSU, and PDSU has a payout value equal to the VWAP of the Class B Subordinate Voting Shares for the 20 consecutive trading days prior to the applicable payout date.

All share units are cash settled, with no dilutive effect on Teck securities. As such, the share unit plans have no fixed maximum number or percentage of awards reserved. The following table sets out as at December 31, 2023 the number of outstanding share units under each plan and the percentage of the issued and outstanding Class B Subordinate Voting Shares that this number represents (undiluted):

Plan	Number of Share Units	Percentage relative to number of outstanding Teck Class B Subordinate Voting Shares
DSU Plan	1,837,442	0.36%
RSU Plan	1,336,195	0.26%
PSU Plan	655,686	0.13%
PDSU Plan	252,744	0.05%

A-2

Performance-Linked Awards

Performance metrics are set at the time of grant which affect the number of PSUs and PDSUs that vest, which may be from 0% to 200% of the number of share units granted. This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years.

Grants Prior to 2022

The performance factor for the 2021 grant was based on two metrics that are weighted equally, one internal and one external:

•	Teck’s TSR performance relative to a performance comparator group separate from the Compensation Comparator Group (the “Performance Comparator Group”) as outlined below; and
•	changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.

For these purposes, TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions and is calculated using the share price at the beginning and end of the period, including the value of dividends paid during the period. Relative performance is measured incrementally, with a 1st or 2nd ranking among the Performance Comparator Group equating to a 200% performance factor for TSR, with a last or second-to-last place ranking equating to 0%. The TSR performance factor would be 100% of target value if Teck ranked 7th among the Performance Comparator Group, meaning Teck’s TSR performance better than 6 companies and worse than the 6 other companies in the Performance Comparator Group over the relevant period.

 While the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in mining or refining multiple commodities and against whom Teck competes for capital. In 2023, the Performance Comparator Group consisted of the following companies on the noted exchanges:

•	Alpha Metallurgical Resources, Inc. (NYSE)
•	Anglo American plc (LSE)
•	Arch Resources, Inc. (NYSE)
•	BHP Billiton Limited (NYSE)
•	Coronado Global Resources Inc. (ASX)
•	First Quantum Minerals Ltd. (TSX)
•	Freeport-McMoRan Inc. (NYSE)
•	Hudbay Minerals Inc. (TSX)
•	Lundin Mining Corporation (TSX)
•	Rio Tinto plc (NYSE)
•	Vale S.A. (NYSE)
•	Warrior Met Coal, Inc. (NYSE)

These companies were selected based on having similar attributes to Teck from an investment standpoint. The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint. The diversity of size and composition in the Performance Comparator Group is necessary to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.

The synthetic index for the EBIDTA metric for the 2021 PSU and PDSU grants was weighted 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the grant date a trailing four-quarter EBIDTA at the determination date.

Grants in 2022 and 2023

The performance factor for performance share units granted beginning in 2022 measures performance against a balanced scorecard incorporating five metrics as set out in the table below. The Compensation Committee will meet prior to the vesting date of the relevant grants to determine the final performance factor to be applied, including qualitative assessment of progress against stated strategic and sustainability goals.
Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (ROCE)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline
Production and Cost Performance	Actual production and cost performance vs. budget	20%	To further link executive pay to operational discipline
Sustainability Progress Index	Performance against certain longer term sustainability goals	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy

A-3

Metric	Performance Basis	Weighting	Purpose
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan

Scoring for the first three metrics are based on the tables below (percentage payout relates to % of the 20% for that bucket):

Metric
Relative TSR	Rank	1		2	3	4		5	6		7	8		9		10		11		12	13
	Payout (%)	200		180	160	140		120	110		100	90		80		60		40		20	0

ROCE	Change (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

Production and Cost Perf.	Relative Perf. v. Guidance (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

To strengthen the link between executive compensation and our sustainability performance, a new sustainability progress index was developed for use in the revised performance share unit plans. Each of the themes within the sustainability progress index aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets, set annually.

Sustainability Progress Index Theme	KPI	Overall Weighting
Climate Change	Annual carbon intensity performance assessed against a trajectory to reduce carbon intensity 33% by 2030	4%
Biodiversity and Reclamation	Implementation of the Teck Biodiversity Standard	4%
Tailings Facilities Management	Implementation of the Global Industry Standard on Tailings Management (GISTM)	4%
Equity, Diversity and Inclusion	Increase in the percentage of women at Teck	4%
ESG Ratings and Rankings	Achievement of top rankings in a range of leading sustainability rankings and indices	4%

Performance against the targets will be reviewed and recommended to the Compensation Committee by the Safety & Sustainability Committee. Some subjective judgment may need to be applied in determining the final performance ranking for certain elements of the sustainability progress index.

The climate change and gender diversity components involve quantitative metrics that track linear progress towards Teck’s 2030 targets for reducing carbon intensity and increasing the proportion of women working at Teck. Those metrics are consistent with the metrics currently included in Teck’s sustainability-linked loan facility entered into in 2021. The biodiversity and tailings facility components will require qualitative evaluation of progress against the Teck-wide Biodiversity Action Plan and Teck’s implementation of the new Global Industry Standard on Tailings Management. The final component tracks Teck’s performance in several third-party performance ratings and rankings, requiring Teck to be within the top 10% of mining companies to receive credit for this portion.

Strategic Execution

The strategic objectives metric will link executive compensation to execution of Teck’s strategic plan over the three-year timeframe of the performance share units. This may include goals such as:

•	development of copper growth opportunities consistent with our prudent growth approach and capital allocation framework;
•	execution of major capital projects relative to controllable costs and schedule;

•	application of digital and technology solutions to reduce operating costs and improve productivity, safety, and sustainability; and
•	achievement of important strategic milestones that deliver shareholder value while acting as a responsible corporate citizen.

Due to the commercially and strategically sensitive nature of the strategic plan, certain of these goals may not be fully disclosed, however the Compensation Committee will employ a rigorous process to set the strategic targets and assess performance against those targets at the end of the vesting period.

A-4

APPENDIX B

BOARD MANDATE

It is the responsibility of the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to oversee the management of Teck’s business and affairs. The management of day-to-day operations is delegated to Teck’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of Teck; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A. Responsibilities

To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:

1.	Providing Guidance, Direction, and Governance
(a)	ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;
(b)	ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;
(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
(d)	providing guidance and direction to Management in pursuit of Teck’s goals and strategic plans;
(e)	setting the tone for a culture of integrity and sound business decisions throughout Teck;
2.	Appointing and Evaluating Management, Compensation and Succession Planning
(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;
(b)	ensuring that appropriate succession planning, training, development, and monitoring is in place for Management generally;
(c)	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;
(d)	with the advice of the Compensation & Talent Committee, approving the compensation of the Management team and approving an appropriate compensation program for Teck’s personnel, including approval of any equity grants under Teck’s long-term incentive programs;
3.	Strategic Planning and Risk Management
(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, the opportunities and risks of the business;
(b)	identifying and assessing the principal risks of Teck’s business and ensuring the implementation of a risk management program to identify, assess, actively manage, mitigate, and monitor key risks;
4.	Ethics and Social Responsibility
(a)	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout Teck;
(b)	approving Teck’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;
(c)	approving Teck’s Anti-Bribery and Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;
(d)	approving Teck’s major policies and practices relating to social responsibility;

5.	Disclosure and Financial Reporting
(a)	approving Teck’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;
(b)	adopting a communication and continuous disclosure policy for Teck and monitoring its implementation;
(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of Teck’s internal controls, financial reporting and management information systems;
(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives;

B-1

6.	Governance
(a)	developing Teck’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck;
(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;
(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
(d)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of Teck for all directors;
(e)	establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise; and
(f)	determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules, and making such disclosures as are required with respect to that determination.

B. Policies

In carrying out its responsibilities, the Board will conform to the following policies:

7.	Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in Teck’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by Teck.

8.	Measures for Receiving Feedback from Security Holders

The Board has adopted a Shareholder Engagement Policy. Teck’s investor relations department is responsible for communications with investors. Investors have the opportunity to provide feedback to Teck via the investor relations group through email at Teck’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, Teck regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate Teck department for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports are reported quarterly to the Board.

9.	Expectations of Management

The day-to-day management of Teck and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain Teck’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Teck’s business.

10.	Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of Teck’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on Teck’s operations, business and key issues.

B-2

Appointment of Proxyholder

I/We, being holder(s) of Class A common shares of Teck Resources Limited (“Teck”), hereby appoint Sheila A. Murray, Chair of the Board of Directors of Teck, or failing her, Norman B. Keevil, III, Vice Chair of the Board of Directors of Teck, or failing him, Jonathan H. Price, President and Chief Executive Officer of Teck (the “Teck Nominees”) or

Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit), on all the following matters and any other matter that may properly come before the annual meeting of shareholders of Teck (the “Meeting”) to be held on April 25, 2024 at 12:00 p.m. (Pacific Time) and at any adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	AGAINST		FOR	AGAINST
1. A.J. Balhuizen	❑	❑	6. J.H. Price	❑	❑
2. E.C. Dowling, Jr.	❑	❑	7. P.G. Schiodtz	❑	❑
3. N.B. Keevil, III	❑	❑	8. T.R. Snider	❑	❑
4. S.A. Murray	❑	❑	9. S.A. Strunk	❑	❑
5. U.M. Power	❑	❑	10. Y. Yamato	❑	❑

2. Appointment of Auditors	FOR	WITHHOLD
To appoint PricewaterhouseCoopers LLP as Teck’s auditor and to authorize the directors to fix the auditor’s remuneration.	❑	❑

3. Advisory Vote on Executive Compensation	FOR	AGAINST
To approve an advisory resolution on Teck’s approach to executive compensation.	❑	❑

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Teck Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 12:00 p.m. (Pacific Time) on April 23, 2024.

Proxy Form – Annual Meeting of Shareholders of Teck Resources Limited to be held on April 25, 2024, at 12:00 p.m. (Pacific Time)

Notes to Proxy

1.	All holders of Class A common shares have the right to appoint some other person(s) of their choice, who need not be a shareholder, to participate in and act on their behalf at the Meeting.
2.	To participate, ask questions and vote at the Meeting virtually, virtual participants (other than guests) will need a control number (see control number set forth on this proxy) and the following password “teck2024” (case sensitive). If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the Company YOU MUST return your proxy by mail and telephone TSX Trust Company (“TSX Trust”) at 1-866 -751-6315 (within North America) or 647-252-9650 (outside North America), or by completing an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this form. If you are voting on behalf of a corporation or another individual we may require additional documentation evidencing your power to sign the proxy with signing capacity stated.
4.	This form of proxy should be signed in the exact manner as the name appears on the proxy.
5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
6.	This form of proxy confers discretionary authority in respect of amendments or variations to matters before the Meeting or other matters that may properly come before the Meeting or any adjournments or postponements thereof.
7.	The securities represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matter by the Teck Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit.
8.	The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any of these matters, the securities will be voted accordingly.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of Teck.

Under applicable Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://services.tsxtrust.com/financialstatements and input code 7330A.

❑	I would like to receive quarterly financial statements
❑	I would like to receive annual financial statements

❑	I would like to receive the information circular for the next meeting
❑	I would like to receive future mailings by email at ________________________

INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760 and follow the voice instructions
To vote using your smartphone, please scan this QR Code →
To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.

All proxies must be received no later than 12:00 p.m. (Pacific Time) on April 23, 2024.

Appointment of Proxyholder

I/We, being holder(s) of Class B subordinate voting shares of Teck Resources Limited (“Teck”), hereby appoint Sheila A. Murray, Chair of the Board of Directors of Teck, or failing her, Norman B. Keevil, III, Vice Chair of the Board of Directors of Teck, or failing him, Jonathan H. Price, President and Chief Executive Officer of Teck (the “Teck Nominees”) or

Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit), on all the following matters and any other matter that may properly come before the annual meeting of shareholders of Teck (the “Meeting”) to be held on April 25, 2024 at 12:00 p.m. (Pacific Time) and at any adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	AGAINST		FOR	AGAINST
1. A.J. Balhuizen	❑	❑	6. J.H. Price	❑	❑
2. E.C. Dowling, Jr.	❑	❑	7. P.G. Schiodtz	❑	❑
3. N.B. Keevil, III	❑	❑	8. T.R. Snider	❑	❑
4. S.A. Murray	❑	❑	9. S.A. Strunk	❑	❑
5. U.M. Power	❑	❑	10. Y. Yamato	❑	❑

2. Appointment of Auditors	FOR	WITHHOLD
To appoint PricewaterhouseCoopers LLP as Teck’s auditor and to authorize the directors to fix the auditor’s remuneration.	❑	❑

3. Advisory Vote on Executive Compensation	FOR	AGAINST
To approve an advisory resolution on Teck’s approach to executive compensation.	❑	❑

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Teck Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 12:00 p.m. (Pacific Time) on April 23, 2024.

Proxy Form – Annual Meeting of Shareholders of Teck Resources Limited to be held on April 25, 2024, at 12:00 p.m. (Pacific Time)

Notes to Proxy

1.	ll holders of Class B subordinate voting shares have the right to appoint some other person(s) of their choice, who need not be a shareholder, to participate in and act on their behalf at the Meeting. 2. To participate, ask questions and vote at the Meeting virtually, virtual participants (other than guests)
2.	To participate, ask questions and vote at the Meeting virtually, virtual participants (other than guests) will need a control number (see control number set forth on this proxy) and the following password “teck2024” (case sensitive). If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the Company YOU MUST return your proxy by mail and telephone TSX Trust Company (“TSX Trust”) at 1-866 -751-6315 (within North America) or 647-252-9650 (outside North America), or by completing an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this form. If you are voting on behalf of a corporation or another individual we may require additional documentation evidencing your power to sign the proxy with signing capacity stated.
4.	This form of proxy should be signed in the exact manner as the name appears on the proxy.
5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
6.	This form of proxy confers discretionary authority in respect of amendments or variations to matters before the Meeting or other matters that may properly come before the Meeting or any adjournments or postponements thereof.
7.	The securities represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matter by the Teck Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit.
8.	The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any of these matters, the securities will be voted accordingly.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of Teck.

Under applicable Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://services.tsxtrust.com/financialstatements and input code 7330A.

❑	I would like to receive quarterly financial statements
❑	I would like to receive annual financial statements

❑	I would like to receive the information circular for the next meeting
❑	I would like to receive future mailings by email at ________________________

INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760 and follow the voice instructions
To vote using your smartphone, please scan this QR Code →
To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.

All proxies must be received no later than 12:00 p.m. (Pacific Time) on April 23, 2024.

Notice of Annual Meeting of Shareholders

of Teck Resources Limited

When:	Where:
April 25, 2024, 12:00 p.m. (Pacific Time)	Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia And virtually at: https://virtual-meetings.tsxtrust.com/1592

At the Annual Meeting of shareholders (the “Meeting”) of Teck Resources Limited (“Teck”), shareholders of Teck (“Shareholders”) will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2023 and the auditor’s report thereon;
2)	elect 10 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor of Teck;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and
5)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the accompanying management proxy circular (the “Circular”), which also has information on voting and about our directors, corporate governance, and compensation.

You have the right to vote at the Meeting if you were a Shareholder as of the close of business on March 4, 2024.

Your vote is important. All Shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 12:00 p.m. (Pacific Time) on April 23, 2024 (the “Proxy Deadline”). See “Information about Voting” for detailed voting instructions for registered and non-registered Shareholders.

Meeting Attendance

The Meeting will be held at the Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and online at https://virtual-meetings.tsxtrust.com/1592. To virtually participate in the Meeting, Shareholders will need to log in using the control number included on your proxy form and the passcode “teck2024” (case sensitive). The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, submit questions, and vote on the business of the Meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy (the “Form of Proxy”), you will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form.

Have a question for the Board or management? Email corporate.secretary@Teck.com to submit it in advance.

Please note that only registered Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 23, 2024 and provide TSX Trust Company with the required information so that TSX Trust Company can provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial Shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered Shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials. Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

Are you a registered shareholder and have questions about Notice-and-Access or want to obtain free paper copies?

Call:      1-888-433-6443 (from North America)

1-416-682-3801 (outside North America)

Email: tsxt-fulfilment@tmx.com

Are you a non-registered shareholder and want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call:      1-877-907-7643 or 1-844-916-0609

(from North America)

1-303-562-9305 (outside North America)

You will need the control number from your voting instruction form.

Not sure if you’re a registered shareholder?

See page 4 of the Circular for more information.

The Circular, proxy, and Teck’s 2023 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.SEDAR+plus.ca and www.sec.gov/edgar.

Any meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Teck before the Meeting or by the Chair at the Meeting.

Please refer to the accompanying Circular for further information regarding completion and use of the Form of Proxy and voting instruction form and other information about the Meeting.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting. Visit www.Teck.com/reports for more information.

By order of the Board of Directors, “Amanda R. Robinson” Amanda R. Robinson Vice President, Legal and Corporate Secretary March 4, 2024

Interested in learning about Teck’s Sustainability practices?

You can find our 2023 Sustainability Report, most recent TCFD-aligned report, and report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act at www.Teck.com/reports.